UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THESECURITIES
EXCHANGE ACT OF 1934
For the month of MARCH 2008
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☑ Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐ No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
REUTERS GROUP PLC
(Registrant)
Date March 7, 2008

By /s/ Nancy C Gardner
NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

2

REUTERS GROUP PLC — FULL YEAR RESULTS (UNAUDITED)	6 March 2008
for the year ended 31 December 2007
REUTERS FULL YEAR RESULTS
Business performance
•	2007 revenue of £2,605 million, up 7% on an underlying basis (excluding acquisitions, disposals and currency) and 1.5% on an actual basis, the principal difference being currency effects

•	Trading profit* of £385 million, an underlying increase of 43%, with Core Plus revenue growth and cost savings ahead of plan and new products moving to profitability earlier than expected

•	Trading margin* of 14.8%, compared to previous guidance of 13-14%

•	Operating profit of £292 million, up 14% after £45 million of Thomson Reuters transaction costs

•	Adjusted earnings per share* of 23.0p, up 35%; basic earnings per share of 18.4p, down 22% as a result of once-off disposals in the prior year

•	Free cash flow* improvement to £298 million (2006: £225 million), after capital expenditure of £225 million (2006: £228 million)

•	Second interim dividend of 7p, bringing full year dividend to 12p (up 9%); £147 million of dividends paid; £174 million returned through share buy-back
Operating highlights
•	Net sales — the key lead indicator for revenue — strong throughout 2007 and in the first two months of 2008

•	Core Plus ahead of guidance: 2.6 percentage points of underlying revenue growth from initiatives in electronic trading, high value content, enterprise solutions and new markets; £50 million incremental cost savings, principally from transformation of software development and communications infrastructure

•	Strong performance across all geographic regions: underlying revenue growth of 9% in Asia, 7% in the Americas, 6% in EMEA. Double digit underlying revenue growth in emerging markets (c. 10% of the business)

•	Excellent underlying revenue growth in resilient market areas, including transactions, Enterprise Information and Trade and Risk Management
Guidance
•	Early indications for 2008 are encouraging despite the uncertain market environment, with strong sales momentum reflecting the robustness of Reuters business mix. Reuters expects underlying revenue growth in the first quarter of 2008 to be around 9%.

•	Thomson Reuters will provide full year guidance for the enlarged group with its Q1 results on 1 May 2008.
Tom Glocer, Reuters Chief Executive, said: “Reuters has delivered a signature final year as a standalone company. We set ourselves ambitious goals for 2007, did not waver from these, and despite significant integration activities and a volatile market we have exceeded all our targets. I am very proud of what we have achieved over the past year and throughout the period of transformation at Reuters. It is thanks to the dedicated efforts of Reuters employees around the world that we can now embark on the creation of Thomson Reuters from a position of strength.
“I am delighted that our combination with Thomson has now been approved by the competition authorities, and I am hugely excited about the prospect of creating the leading provider of critical information and decision support tools for businesses and professionals around the world. I am confident that the new Thomson Reuters will deliver outstanding benefits to customers, opportunities for employees and great value for shareholders.”

*	This release includes certain non-GAAP figures which are business performance measures used to manage the business. See pages 22 to 36 for explanations and reconciliations to the most directly comparable statutory figures. Business performance measures are also reconciled to the statutory results at www.about.reuters.com in the Investors section under Financial Data.

For certain profit, cost, margin and cash flow measures, Reuters analyses its results both before and after the impact of acquisition related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. The adjusted measures are referred to as Trading Profit, Trading Costs, Trading Margin and Trading Cash Flow.

Adjusted EPS is defined as basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs and related taxation effects. The impact of recently announced reductions in the corporation tax rates in various countries has also been excluded.

Free cash flow is defined as cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as acquisitions and disposals and dividends.

	Year ended 31 December				Actual %	Underlying
UNAUDITED	2007		2006		change	% change

BUSINESS PERFORMANCE*	£m		£m
Revenue	2,605		2,566		2%	7%

Trading profit*	385		308		25%	43%

Trading margin*	14.8%		12.0%
Adjusted EPS*	23.0	p	17.1	p	35%
STATUTORY RESULTS

Operating profit	292		256		14%
Profit before tax	273		313		(13%)
Profit for the year from discontinued operations	14		12		11%
Profit for the year	227		305		(26%)
Basic earnings per share	18.4	p	23.6	p	(22%)
Dividend per ordinary share	12.0	p	11.0	p	9%

*	Refer to definitions of Business Performance Measures on page 1
PROGRESS UPDATE ON THE THOMSON REUTERS TRANSACTION
Thomson and Reuters have now obtained all regulatory clearances necessary to close their transaction.
In order to facilitate regulatory clearance, Thomson has agreed to sell a copy of the Thomson Fundamentals (Worldscope) database and Reuters has agreed to sell a copy of the Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and employees connected to the databases.
Thomson and Reuters retain full ownership of the relevant databases and these undertakings do not affect Thomson’s and Reuters ongoing business or capabilities in these areas. The two companies are not required to complete the sales prior to the closing of the acquisition.
Thomson and Reuters will each now seek shareholder and court approvals.
The timetable of principal events is expected to be as follows.
•	Thomson Shareholder Meeting (Toronto) — 26 March

•	Reuters Shareholder Meeting (London) — 26 March

•	Closing of Transaction and Launch of Thomson Reuters — 17 April

•	Cash proceeds distributed to shareholders within 14 days of close
This announcement includes forward-looking statements. See page 36 for a description of risk factors.

REUTERS RESULTS — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December
	2007		2006
STATUTORY RESULTS (UNAUDITED)	£m		£m

Revenue	2,605		2,566
Operating profit	292		256
Net finance costs	(34)		(15)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	21		76
Share of post-taxation losses from associates & joint ventures	(6)		(4)

Profit before taxation	273		313

Profit for the year from continuing operations	213		293

Discontinued operations
Profit for the year from discontinued operations	14		12

Profit for the year	227		305

Basic earnings per share	18.4	p	23.6	p
Dividend per ordinary share	12.0	p	11.0	p

Business Performance Measures* (unaudited)
Operating profit	292		256
Excluding:
Restructuring charges from the acquisition of Telerate	—		13
Thomson deal-related costs	45		—
Impairments & amortisation of business combination intangibles	40		24
Investment Income	(1)		—
Profit on disposal of subsidiaries	(3)		(4)
Fair value movements	12		19

Trading profit*	385		308

Trading margin*	14.8%		12.0%
Adjusted PBT**	345		276
Adjusted earnings**	285		222
Adjusted EPS*	23.0	p	17.1	p

*	Refer to definitions of Business Performance Measures on page 1.

**	Adjusted PBT is trading profit adjusted for associates and joint ventures and interest. Adjusted earnings is adjusted PBT less the adjusted tax charge. See reconciliation 1 on page 25.
Revenue
Full year revenue was £2,605 million, up 7% on an underlying basis (excluding acquisitions, disposals and currency) and 1.5% in actual terms, with the main difference between the two growth rates being the weakening of the US dollar against Sterling in the first half of the year. The acquisitions of Application Networks in 2006 and ClearForest and FERI in 2007 made a small contribution to 2007 revenue growth.
Core Plus initiatives contributed an additional £63 million of revenue in 2007, equivalent to 2.6 percentage points of underlying growth, giving cumulative Core Plus revenue of £95 million. The most significant sources of growth were the addition of high value content to Reuters Knowledge; new market initiatives in Consumer Media, China and India; next generation electronic trading initiatives such as Prime Brokerage; and new enterprise solutions such as Reuters Datascope and Reuters Datafeed Direct. Reuters is now on track to exceed the three percentage points of underlying revenue growth from Core Plus in 2008 indicated when Core Plus was launched in 2005.
Excluding the effects of Core Plus, the core business saw underlying revenue growth of 4.4%, driven by a two percentage point uplift from the 2007 price increase, and volume growth. The key drivers of volume growth were Reuters 3000 Xtra, Reuters Knowledge and Enterprise Information products. Price increases are expected to contribute approximately the same level of growth in 2008 as in 2007.

Revenue grew strongly on an underlying basis in all geographic regions in 2007. Asia, with 9% underlying revenue growth (flat on an actual basis), was Reuters fastest growing region and delivered double digit growth in China, India and other emerging markets supported by good progress in Japan. The Americas saw underlying growth of 7% (a decline of 1% on an actual basis), with demand for enterprise products and Reuters Knowledge content feeds and desktops remaining strong throughout the year. Europe, Middle East & Africa grew at an underlying 6% (3% on an actual basis), with Reuters broad footprint in high growth areas such as Central and Eastern Europe, the Nordic regions and the Gulf supporting good growth in France, Germany and the UK, and offsetting consolidation-driven declines in Italy.
Trading Costs
Trading costs (including Core Plus investments for growth and transformation) totalled £2,220 million in 2007 (2006: £2,258 million). The decrease in trading costs, in absolute terms, reflected accelerated Core Plus savings of an incremental £50 million and a £99 million cost reduction from currency effects, which more than offset £24 million of new cost associated with Core Plus. Careful cost control kept core cost inflation below the rate of core revenue growth.
Trading Profit
Reuters delivered trading profit of £385 million (2006: £308 million). Trading profit growth was driven by revenue increases, continued tight cost control and £89 million net benefit from Core Plus initiatives. The business delivered trading margins of 14.8% after Core Plus investment.
Currency
Currency effects reduced 2007 revenue by £135 million (5.7%) and trading profit by £36 million. The main driver was the weakening against Sterling of the US Dollar, particularly in the first half, with the weakening of the Yen and other currencies also contributing.

	Full year	H1	Full year
Average Exchange Rates	2007	2007	2006

£/$US	2.00	1.97	1.83
£/€	1.47	1.48	1.47
£/¥	235.29	234.48	212.92

Operating Profit
Operating profit rose by 14% to £292 million (2006: £256 million). This growth reflects the improvement in trading profit, partly offset by £45 million of costs associated with the Thomson Reuters transaction.
Profit before taxation
Profit before taxation of £273 million (2006: £313 million) reflects lower profits from disposals than in 2006, when Reuters sold the majority of its stake in Factiva. The major driver of Reuters £6 million share of losses from associates and joint ventures was FXMarketSpace.
Profit for the year
Statutory profit for the year of £227 million (2006: £305 million) included £14 million from discontinued operations, representing amounts received from Instinet and Radianz on settlement of historic tax liabilities.
Adjusted earnings per share
Adjusted earnings per share rose by 35% to 23.0p (2006: 17.1p), boosted by growth in trading profit and an effective tax rate of 17% (2006: 20%). The average number of shares in issue fell to 1,239 million, largely as a result of the share buyback (2006: 1,297 million).

Basic earnings per share
Basic EPS declined by 22% to 18.4p (2006: 23.6p), with the reduction in profits on disposal offsetting gains in trading profit.
Cash Flow
Free cash flow totalled £298 million in 2007, a further improvement over the £225 million delivered in 2006. This reflects higher trading profit, lower cash restructuring charges and continued focus on the management of working capital. Capital expenditure of £225 million (2006: £228 million) was in line with management’s commitment to maintain 2006 spending levels.
Cash conversion (i.e. trading cash flow divided by trading profit) in 2007 was 92%, rising to 100% on a rolling two year basis.
Reuters had net debt of £377 million at 31 December 2007 (2006: £333 million), reflecting free cash flow offset by returns to shareholders of £321 million via the dividend and the share buyback.
Share buyback
Reuters returned a total of £174 million to shareholders through its on-market buyback programme in 2007. The total returned to shareholders since the inception of the buy back programme in July 2005 now stands at £1.1 billion, at a volume weighted average price of £4.32. The programme was suspended at the time of the announcement of the recommended transaction between Thomson and Reuters. It resumed with an irrevocable arrangement to repurchase up to 50 million ordinary shares between 13 December 2007 and the announcement to the market that all regulatory pre-conditions for the proposed transaction had been satisfied or waived. Of this 50 million shares, 5 million had been repurchased by 31 December 2007 and an additional 28 million by the time the buyback stopped on 19 February 2008.
Reuters intends to restart its share repurchase programme as soon as legally permissible. This repurchase programme, up to the previous threshold of 50 million shares, will continue until completion of the Transaction or such earlier time as the Board may determine.
Dividend
The Directors declared a dividend of 12p at the time of the announcement of the Thomson Reuters transaction, 5p of which was paid in September 2007.
The projected dividend schedule for the remaining Reuters dividends is as follows.

	Amount (£)	Record date	Payment date
2007 2nd interim dividend	0.07	25/03/2008	01/05/2008
2008 stub dividend[1]	0.0324	16/04/2008	01/05/2008

[1]	Represents accrued / pro-rated dividends from 1 January 2008 through 16 April 2008, the day before the anticipated Effective Date. The accrual / pro-ration is based on £0.0551 per share.

SALES & TRADING DIVISION RESULTS — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December
	2007	2006*	% Change	% Change
	£m	£m	Actual	Underlying

Revenue	1,619	1,661	(2%)	3%
Trading costs	(1,376)	(1,439)	(4%)	—
Trading profit	243	222	9%	28%

Trading margin	15%	13%

Operating profit**	206	182

*	As discussed in note 11 on page 18, 2006 comparatives have been restated to decrease revenues in Sales & Trading by £29 million and decrease operating costs by £37 million.

**	Sales & Trading operating profit is stated prior to any impact in respect of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Sales & Trading revenue was £1,619 million in 2007, an underlying increase of 3%. On an actual basis, currency effects resulted in a 2% decrease in revenue. Trading profit increased by an underlying 28% (9% on an actual basis), reflecting a net benefit from Core Plus and tight cost control as well as revenue growth. The division’s trading margin was 15%.
The Sales & Trading division’s strategic focus is to become the leading provider of content and transactions services for traders and salespeople, across the financial markets globally. At its heart is Reuters foreign exchange franchise, which provides the news, pricing and transaction systems essential to the functioning of this global market. Profitable growth in Sales & Trading is being driven by expanding transactions capabilities across asset classes, exploiting opportunities in new and emerging markets and reducing the cost and complexity of technology platforms. The division further strengthened its value proposition in 2007 by being early to market with facilities to help customers overcome the challenges presented by MiFID.
The key product drivers of the Sales & Trading division in 2007 were:
•	Reuters Xtra family revenues, which grew an underlying 10% to £1,042 million. Usage revenues grew an underlying 19%, reflecting the strength of Reuters foreign exchange franchise as Reuters Prime Brokerage, Reuters Matching and Reuters Electronic Trading benefited from increased trading volumes in buoyant foreign exchange markets

•	Revenue from Trader family products, which declined 20% on an underlying basis to £279 million. This reflects customer migrations from legacy products, principally Telerate and the 2000/3000 series. Revenue attrition from Telerate has remained at around two percentage points of Sales & Trading revenue (one percentage point of Group revenue), as expected. The Telerate migration is now substantially complete.
Revenue from recoveries (exchange fees and specialist data) grew by an underlying 10% to £298 million, driven in part by exchange fee price increases.
Core Plus initiatives in Sales & Trading saw revenue benefit from Reuters suite of new electronic trading products, such as Reuters Trading for FX, and in developing markets such as China and India. While investment continued in new transaction systems and common product technology platforms, there were significant cost savings, specifically in communications infrastructure.

RESEARCH & ASSET MANAGEMENT DIVISION RESULTS — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December
	2007	2006*	% Change	% Change
	£m	£m	Actual	Underlying

Revenue	363	304	20%	25%
Trading costs	(328)	(314)	5%	10%
Trading profit / (loss)	35	(10)	—	—

Trading margin	10%	(3%)

Operating profit / (loss)**	29	(15)

*	As discussed in note 11 on page 18, 2006 comparatives have been restated to increase revenues in Research & Asset Management by £6 million and increase operating costs by £9 million.

**	Research & Asset Management operating profit / (loss) is stated prior to any impact in respect of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Research & Asset Management revenue in 2007 grew 25% on an underlying basis (20% on an actual basis) to £363 million. Growth excluding the impact of migrations from Sales & Trading was an underlying 18%. The division reached profitability in 2007, delivering trading profit of £35 million with a trading margin of 10%. This reflected strong revenue growth and operational leverage in the division.
Research & Asset Management aims to provide independent content and insight to two user communities: Investment Banking, Investment Management & Corporates and Wealth Management.
Investment Banking, Investment Management & Corporates revenues grew 34% on an underlying basis to £229 million. Quarterly content and functionality enhancements sustained growth, both of feeds for integration into customer systems and of Reuters Knowledge desktops, which now number 17,000. Reuters Knowledge embedded within Reuters 3000 Xtra continued to sell well.
Revenue from the Wealth Management customer base grew 11% on an underlying basis to £134 million, driven by continued customer demand for online feed and web based solutions, as well as 11% underlying growth in Lipper funds information revenue.
The key contribution to Core Plus revenue in Research & Asset Management came from high value content and functionality enhancements in the Reuters Knowledge product family.

ENTERPRISE DIVISION RESULTS — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December
	2007	2006*	% Change	% Change
	£m	£m	Actual	Underlying

Revenue	451	431	5%	10%
Trading costs	(360)	(350)	3%	7%
Trading profit	91	81	11%	21%

Trading margin	20%	19%

Operating profit**	87	75

*	As discussed in note 11 on page 18, 2006 comparatives have been restated to increase revenues in Enterprise by £23 million and increase operating costs by £27 million.

**	Enterprise operating profit is stated prior to any impact in respect of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Enterprise revenue grew by an underlying 10% (5% on an actual basis) to £451 million in 2007. Trading profit increased by 21% on an underlying basis (11% on an actual basis) and the division’s trading margin was 20%, reflecting strong operational leverage and the benefits of Core Plus.
Reuters financial services customers — from banks to hedge funds — are looking to grow revenues and cut costs through increased levels of business automation. Competitive pressure drives the need for more mature proprietary trading, prime brokerage and electronic brokerage operations and the focus on regulatory compliance and risk management remains intense. The breadth, depth and reliability of Reuters Enterprise solutions make it a leader in these fields.
Enterprise Information continued to perform strongly. On an underlying basis, revenue grew 18% to £271 million, supported by the rollout of a new commercial model for licensing machine-readable data, which links revenue more directly to the volume of data being used by customers.
Trade and Risk Management saw revenues grow 14% on an underlying basis to £102 million, with particularly strong growth in Germany, Eastern Europe, the Gulf and Asia and good progress in the Americas.
Information Management Systems (IMS) revenue showed a 15% underlying decline to £78 million. The continuing impact of withdrawal from the hardware business, the completion of the Reuters Market Data System migration and the obsolescence of Telerate platforms was increasingly offset by revenue from new facilities such as Reuters Wireless Delivery System and Reuters Tick Capture Engine.
Investment in Core Plus initiatives continued in 2007 to take advantage of new opportunities, for example in the provision of counterparty data. The key sources of Core Plus revenue in the Enterprise division were Reuters Datascope Real Time, Reuters Datafeed Direct and Reuters Datascope Tick History.

MEDIA DIVISION RESULTS — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December
	2007	2006*	% Change	% Change
	£m	£m	Actual	Underlying

Revenue	172	170	1%	6%
Trading costs	(156)	(155)	—	4%
Trading profit	16	15	10%	35%

Trading margin	9%	9%

Operating profit**	15	14

*	As discussed in note 11 on page 18, 2006 comparatives have been restated to increase operating costs in Media by £1 million.

**	Media operating profit is stated prior to any impact in respect of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.
Media revenue was £172 million in 2007, an underlying increase of 6% (1% on an actual basis). This reflected a demanding year-on-year comparative in the first half, followed by strong year-on-year growth in the second half. Trading profit increased by an underlying 35% (10% on an actual basis) to £16 million, at a trading margin of 9%.
Revenue from Agency Services was £142 million, an underlying increase of 5% (flat on an actual basis). Text and TV subscription revenues saw steady growth, while TV usage revenues recovered in the second half after a tough year-on-year comparison in H1. Pictures was the highest growth area, reflecting 2006 investment in coverage and the new Reuters Pictures Archive.
Revenue from Consumer Services, which accounted for the Media division’s Core Plus revenue, rose by an underlying 15% (6% on an actual basis) to £30 million, driven by strong growth in online syndication and advertising. Under Core Plus, the division continued to invest in the marketing capabilities, technology and people needed to build an interactive online advertising business.

Notes
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,900 staff in 143 countries, including over 2,300 editorial staff in 197 bureaux serving 132 countries. In 2007, Reuters revenues were £2.6 billion.
Reuters and the sphere logo are the trade-marks of the Reuters group of companies.
Reuters Group preliminary results presentation for investors and analysts will be webcast live today from 11.00 GMT and available for replay from 14.00 GMT at http://about.reuters.com/webcast/resultsq407.
Photographs are available at http://about.reuters.com/home/mediarelations/medialibrary/index.aspx
This announcement includes forward-looking statements. See page 36 for a description of risk factors.
Contacts

Investors		Press

Chris Collett	Tel: +44 (0) 20 7542 2867	Victoria Brough	Tel: +44 (0) 20 7542 8763
chris.collett@reuters.com		victoria.brough@reuters.com

SUMMARISED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)
CONTENTS
     FINANCIAL STATEMENTS
1	Consolidated income statement for the year ended 31 December 2007 (unaudited)

2	Consolidated statement of recognised income and expense for the year ended 31 December 2007 (unaudited)

3	Condensed consolidated balance sheet at 31 December 2007 (unaudited)

4	Consolidated cash flow statement for the year ended 31 December 2007 (unaudited)

5	Basis of preparation (unaudited)

6	Consolidated reconciliation of changes in equity (unaudited)

7	Net cash flows from operating activities for the year ended 31 December 2007 (unaudited)

8	Taxation (unaudited)

9	Dividends per share for the year ended 31 December 2007 (unaudited)

10	Discontinued operations (unaudited)

11	Changes to allocation methodology for segmental reporting (unaudited)
     REVENUE & ACCESSES
1	Revenue by division by type — year ended 31 December 2007 (unaudited)

2	Revenue by division by product family — year ended 31 December 2007 (unaudited)

3	Revenue by geography — year ended 31 December 2007 (unaudited)

4	Quarterly non-GAAP product family statistics (unaudited)
     USE OF NON-GAAP MEASURES
     RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED)
1	Reconciliation of operating profit to trading profit, adjusted PBT and adjusted earnings (unaudited)

2	Reconciliation of operating margin to trading margin (unaudited)

3	Reconciliation of operating costs to trading costs by division (unaudited)

4	Reconciliation of operating profit to trading profit by division (unaudited)

5	Reconciliation of operating margin to trading margin by division (unaudited)

6	Reconciliation of non-GAAP basic EPS from continuing operations to basic EPS (unaudited)

7	Reconciliation of non-GAAP profit before taxation to profit before taxation (unaudited)

8	Reconciliation of actual percentage change to underlying change — revenue by division by type — year ended 31 December 2007 (unaudited)

9	Reconciliation of actual percentage change to underlying change — revenue by division by product family — year ended 31 December 2007 (unaudited)

10	Reconciliation of actual percentage change to underlying change — revenue by geography — year ended 31 December 2007 (unaudited)

11	Reconciliation of actual percentage change to underlying change — quarterly non-GAAP product family statistics (unaudited)

12	Reconciliation of actual percentage change to underlying change — quarterly non-GAAP product family statistics (unaudited)

13	Reconciliation of actual percentage change to underlying change — trading costs by division — year ended 31 December 2007 (unaudited)

14	Reconciliation of actual percentage change to underlying change — trading profit by division — year ended 31 December 2007 (unaudited)

15	Components of net debt at 31 December 2007 (unaudited)

16	Reconciliation of net cash flow to movement in net debt for year ended 31 December 2007 (unaudited)

17	Reconciliation of cash generated from operations to free cash flow and trading cash flow (unaudited)
     FORWARD-LOOKING STATEMENTS

FINANCIAL STATEMENTS
1) CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31
	December
	2007	2006
	£m	£m

Revenue	2,605	2,566
Operating costs	(2,355)	(2,351)
Other operating income	42	41

Operating profit	292	256
Finance income	117	72
Finance costs	(151)	(87)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	21	76
Share of post-taxation losses from associates & joint ventures*	(6)	(4)

Profit before taxation	273	313
Taxation	(60)	(20)

Profit for the year from continuing operations	213	293

DISCONTINUED OPERATIONS
Profit for the year from discontinued operations	14	12

Profit for the year	227	305

EARNINGS PER SHARE
Basic	18.4p	23.6p
Diluted	18.0p	23.1p

EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	17.3p	22.6p
Diluted	16.9p	22.2p

*	Share of post-taxation losses from associates and joint ventures includes a taxation charge of £1 million at December 2007 (December 2006: £2 million).

Dividends paid and proposed in the period were £147 million (2006: £134 million).

2) CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31
	December
	2007	2006
	£m	£m

Profit for the year	227	305
Actuarial gains on defined benefit plans	98	6
Translation differences taken directly to reserves	20	(95)
Fair value gains on available-for-sale financial assets	11	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	—
Fair value gains on net investment hedges	4	34
Taxation on the items taken directly to or transferred from equity	(20)	(4)

Net gains / (losses) not recognised in income statement	95	(53)

Total recognised income for the year	322	252

3) CONDENSED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2007 (UNAUDITED)

	As at 31 December
	2007	2006
	£m	£m

ASSETS
Non-current assets	1,432	1,314
Current assets	547	606
Non-current assets classified as held for sale	14	—

Total assets	1,993	1,920

LIABILITIES
Current liabilities	(1,268)	(913)
Non-current liabilities	(587)	(835)

Total liabilities	(1,855)	(1,748)

Net assets	138	172

SHAREHOLDERS’ EQUITY
Share capital	350	355
Share premium	189	141
Other reserves	(1,710)	(1,738)
Retained earnings	1,309	1,414

Total equity	138	172

4) CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December
	2007	2006
	£m	£m

Cash flows from operating activities
Cash generated from operations (page 17)	534	311
Interest received	67	42
Interest paid	(99)	(61)
Tax paid	(26)	(34)

Net cash flow from operating activities	476	258

Cash flows from investing activities
Acquisitions, net of cash acquired	(39)	(67)
Disposals, net of cash disposed	23	65
Purchases of property, plant and equipment	(116)	(122)
Proceeds from sale of property, plant and equipment	19	5
Purchases of intangible assets	(109)	(106)
Purchases of available-for-sale financial assets	(1)	—
Proceeds from sale of available-for-sale financial assets	23	—
Proceeds from closing of derivative contract	2	—
Dividends received	3	3

Net cash used in investing activities	(195)	(222)

Cash flows from financing activities
Proceeds from issue of shares	47	32
Share buyback	(174)	(527)
Decrease / (increase) in short-term deposits	194	(196)
(Decrease) / increase in borrowings	(66)	270
Equity dividends paid to shareholders	(147)	(134)

Net cash flow used in financing activities	(146)	(555)

Exchange gains / (losses) on cash and cash equivalents	2	(13)

Net increase / (decrease) in cash and cash equivalents	137	(532)

Cash and cash equivalents at the beginning of the year	105	637

Cash and cash equivalents at the end of the year	242	105

5) BASIS OF PREPARATION (UNAUDITED)
The financial information for the year ended 31 December 2007 included in this report comprises the consolidated income statement, the condensed consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes on pages 16-18.
This preliminary financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority and on a basis consistent with the accounting policies set out on pages 78 to 82 of Reuters Group PLC 2006 Annual Report and Form 20-F.
The preliminary financial information is unaudited. The financial information set out in this report does not constitute statutory accounts as defined by the Companies Act 1985. Financial information for the year ended 31 December 2006 included herein is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.
6) CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY (UNAUDITED)

	Year to 31 December
	2007	2006
	£m	£m

Balance at beginning of the year	172	511

Actuarial gains on defined benefit plans	98	6
Translation differences taken directly to reserves	20	(95)
Fair value gains on available-for-sale financial assets	11	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	—
Fair value gains on net investment hedges	4	34
Taxation on the items taken directly to or transferred from equity	(20)	(4)

Net income / (expense) recognised directly in equity	95	(53)
Profit for the year	227	305

Total recognised income for the year	322	252

Employee share scheme credits	30	30
Taxation on employee share schemes	4	1
Proceeds from shares issued to ordinary shareholders	47	32
Repurchase of own shares	(121)	(467)
Shares to be repurchased	(169)	(53)
Dividends:
— Prior year final paid to ordinary shareholders	(86)	(81)
— Current year interim paid to ordinary shareholders	(61)	(53)

Balance at the end of the year	138	172

7) NET CASH FLOWS FROM OPERATING ACTIVITIES FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December
	2007	2006
	£m	£m

Net profit from continuing activities	213	293
Adjustments for:
Depreciation	96	95
Amortisation of intangibles	61	46
Impairment of intangibles	21	—
Profit on disposal of property, plant and equipment	(10)	(2)
Employee share scheme charges	34	30
Foreign exchange losses / (gains)	18	(14)
Fair value movements on derivatives	13	19
Profits on disposals	(24)	(80)
Income from investments	(1)	—
Share of post-taxation losses of associates & joint ventures	6	4
Finance income	(117)	(72)
Finance expense	151	87
Taxation	60	20
Movements in working capital:
Decrease in inventories	1	—
(Increase) / decrease in trade and other receivables	(12)	23
Increase in trade and other payables	75	51
Decrease in pensions deficit	(26)	(176)
Decrease in provisions	(25)	(13)

Cash generated from operations	534	311

8) TAXATION (UNAUDITED)
The tax expense for the year of £60 million (2006: £20 million) comprises current and deferred tax. Included in tax expense is a reduction in deferred tax assets reflecting tax rate changes in the UK and other jurisdictions. Tax on items in equity has been charged to equity.
The current tax expense is based on the results for the year as adjusted for items that are not taxable. Tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
The effective tax rate for the year on profit from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements is 17% (2006: 20%).
The tax expense includes a charge of £20 million in respect of UK taxation (2006: credit of £34 million).
9) DIVIDENDS PER SHARE FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December
	2007	2006
	pence	pence

Dividend per share
Prior year final paid	6.90	6.15

Current year interim paid	5.00	4.10

The weighted average number of ordinary shares used for the calculation of earnings per share was 1,239 million for the year ended 31 December 2007 (2006: 1,297 million).
The interim dividend of 5.0 pence per share was payable on 5 September 2007 to ordinary shareholders and on 12 September 2007 to American Depositary Shareholders on the register as at 10 August 2007. The second interim dividend is payable on 1 May 2008 to ordinary shareholders and American Depositary Shareholders on the register at 25 March 2008. The ex-dividend date for the second interim dividend for ordinary shareholders is 19 March 2008, and 20 March 2008 for American Depositary Shareholders,
10) DISCONTINUED OPERATIONS (UNAUDITED)
The ‘Profit for the year from discontinued operations’ line within the income statement comprises an additional gain of £10 million recognised on the disposal of Instinet Group, which was classified as a discontinued operation in 2005, and an additional gain of £4 million relating to the disposal of Radianz in 2005.

	Year ended 31 December
	2007	2006
	£m	£m

Discontinued operations
Profit on disposal of subsidiaries (net of taxation of £nil)	14	12

Profit for the year from discontinued operations	14	12

11) CHANGES TO ALLOCATION METHODOLOGY FOR SEGMENTAL REPORTING (UNAUDITED)
From 1 January 2007, Reuters made changes to the allocation of revenue and operating costs among business divisions to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.
Communications revenues are no longer allocated as recoveries to Sales & Trading, but are allocated among business divisions in line with the products with which they are associated. Reuters Messaging costs are no longer allocated to Sales & Trading, but are allocated to Enterprise to reflect the management of the Messaging product within the Enterprise Division. A proportion of Messaging costs are then charged to the other divisions based on desktop accesses, to reflect the value of the embedded Messaging capability in desktop products.
2006 comparatives have therefore been restated to decrease recoveries revenues by £80 million, increase other product revenues by £51 million and decrease operating costs by £37 million in Sales & Trading; to increase other product revenue by £6 million and increase operating costs by £9 million in Research & Asset Management; to increase other product revenue by £23 million and increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.

REVENUE & ACCESSES
1) REVENUE BY DIVISION BY TYPE — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December
	2007	2006*		% Change
	£m	£m	Actual	Underlying

Recurring	1,515	1,564	(3%)	2%
Usage	100	93	9%	19%
Outright	4	4	(9%)	(4%)

Sales & Trading	1,619	1,661	(2%)	3%

Recurring	359	300	20%	25%
Usage	3	3	(3%)	4%
Outright	1	1	(30%)	(25%)

Research & Asset Management	363	304	20%	25%

Recurring	384	365	5%	11%
Outright	67	66	2%	2%

Enterprise	451	431	5%	10%

Recurring	136	134	1%	6%
Usage	36	36	(1%)	6%

Media	172	170	1%	6%

Recurring	2,394	2,363	1%	7%
Usage	139	132	6%	15%
Outright	72	71	1%	1%

Total revenue	2,605	2,566	2%	7%

*	As discussed in note 11 on page 18, 2006 comparatives have been restated to decrease revenues by £29 million in Sales & Trading and to increase revenue by £6 million in Research & Asset Management and by £23 million in Enterprise.

2) REVENUE BY DIVISION BY PRODUCT FAMILY — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December		% Change
	2007	2006*	Actual	Underlying
	£m	£m

Reuters Xtra	1,042	1,006	4%	10%
Reuters Trader	279	369	(24%)	(20%)
Recoveries	298	286	5%	10%

Sales & Trading	1,619	1,661	(2%)	3%

IB & IM	229	176	30%	34%
Reuters Wealth Management	134	128	5%	11%

Research & Asset Management	363	304	20%	25%

Reuters Enterprise Information	271	243	12%	18%
Reuters Information Management	78	96	(19%)	(15%)
Reuters Trade and Risk Management	102	92	10%	14%

Enterprise	451	431	5%	10%

Agency Services	142	143	—	5%
Consumer Media	30	27	6%	15%

Media	172	170	1%	6%

Total revenue	2,605	2,566	2%	7%

*	As discussed in note 11 on page 18, 2006 comparatives have been restated to decrease revenues by £29 million in Sales & Trading and to increase revenue by £6 million in Research & Asset Management and by £23 million in Enterprise.
3) REVENUE BY GEOGRAPHY — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December		% Change
	2007	2006	Actual	Underlying
	£m	£m

Europe, Middle East & Africa	1,441	1,396	3%	6%
Americas	701	709	(1%)	7%
Asia	463	461	—	9%

Total revenue	2,605	2,566	2%	7%

4) QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

				Underlying
				percentage change
	Three months ended			Versus	Versus
	December	September	December	September	December
	2007	2007	2006*	2007	2006

Period end accesses (000s)
3000 Xtra	124	121	112	3%	11%
Dealing	18	18	18	1%	2%
Other Xtra	3	3	2	5%	51%

Reuters Xtra	145	142	132	2%	10%
Reuters Trader	77	82	99	(6%)	(23%)
Reuters Knowledge	17	16	14	4%	22%
Reuters Wealth Manager	93	93	97	—	(5%)

Total period end accesses	332	333	342	—	(3%)

Access driven revenue (£m)
Total access driven revenue	330	321	325	1%	3%
Other recurring revenue	289	274	265	5%	13%

Recurring revenue	619	595	590	3%	8%

Average revenue per access (£)	331	322	311	1%	9%

*	A minor reclassification of prior year access numbers between product families has been made to reflect changes in the management of certain products in 2007.

USE OF NON-GAAP MEASURES
To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS measures (‘non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results.
1)	Underlying currency results
Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results) and sometimes in underlying currency terms as well. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters operating results on a like-for-like basis between periods.
Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.
2)	Exclusion of restructuring charges
Reuters results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward programme) and acquisition integration charges.
Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward was a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged. The impact of Fast Forward restructuring is now only seen in the non-GAAP cash flow measures.
The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit, cash flow and margin measures.
Acquisition integration costs are one-off charges associated with transaction activity that do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.
Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges and acquisition integration costs, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.
3)	Thomson deal-related costs
During 2007, Reuters has incurred certain charges in relation to the Thomson deal announced on 15 May 2007. These include third party advisor and legal fees.
As Thomson’s acquisition of Reuters will not be accounted for as an acquisition in Reuters financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which were either capitalised as a cost of acquisition or charged to profits on disposal (which were recognised outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures).
Given their once-off nature and dissimilarity to previous transaction-related costs, Thomson deal-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods.
4)	Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit / (losses) from disposals, fair value movements and Thomson deal-related costs
For certain cost, profit, cash flow, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, fair value movements and Thomson deal-related costs. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges and Thomson deal-related costs is explained above.
Amortisation and impairment of intangibles acquired in a business combination, investment income and profit / (losses) from disposals
Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.
Amortisation and impairment charges in respect of software and development intangibles are included within operating and trading costs.
Fair value movements
Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement).
Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.
The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage the Group’s exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.
Tax and adjusted EPS
To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.
Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, investment income, disposal profits / (losses), Thomson deal-related costs and related tax effects.
On 12 March 2007 the UK Government announced a reduction in the corporation tax rate from 30% to 28%, effective 1 April 2008. This should lead to a slight fall in the overall Reuters effective tax rate in future years. However in 2007 Reuters is required to write down the existing UK deferred tax assets (pension contributions, tax losses etc) from 30% to 28%. The effect of this is a £6 million charge in the Income Statement. This charge, together with the effect of other countries’ rate changes, has been excluded from the calculation of Adjusted EPS on the grounds that it is a once-off event, outside the normal course of business.
Dividend policy
Presenting earnings before the impact of restructuring charges, Thomson deal-related costs, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered through completion of the Transaction. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements, profits / (losses) on disposals and Thomson deal-related costs.
5)	Free cash flow
Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

6)	Net funds / (debt)
Net funds / (debt) represents cash and cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED)
1) RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT, ADJUSTED PBT AND ADJUSTED
EARNINGS (UNAUDITED)

	Year ended 31 December
	2007	2006
	£m	£m

Operating profit from continuing operations	292	256
Excluding:
Restructuring charges	—	13
Thomson deal-related costs	45	—
Impairments & amortisation of business combination intangibles	40	24
Investment Income	(1)	—
Profit on disposal of subsidiaries	(3)	(4)
Fair value movements	12	19

Trading profit*	385	308
Restructuring	—	(13)
Associates and joint ventures	(6)	(4)
Interest	(34)	(15)

Adjusted PBT	345	276
Adjusted tax charge	(60)	(54)
Adjusted earnings	285	222

*	Trading profit is defined as operating profit from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.
2) RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN (UNAUDITED)

	Year ended 31 December
	2007	2006
	%	%

Operating margin from continuing operations	11.2%	10.0%
Excluding:
Restructuring charges	—	0.5%
Thomson deal-related costs	1.7%	—
Impairments & amortisation of business combination intangibles	1.6%	0.9%
Profit on disposal of subsidiaries	(0.1%)	(0.1%)
Fair value movements	0.4%	0.7%

Trading margin*	14.8%	12.0%

*	Trading margin is defined as operating margin from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

3) RECONCILIATION OF OPERATING COSTS TO TRADING COSTS BY DIVISION (UNAUDITED)

	Year ended 31 December
	2007	2006*
	£m	£m

Sales & Trading
Operating costs**	1,440	1,506
Restructuring charges	—	(12)
Impairments & amortisation of business combination intangibles	(33)	(17)
Fair value movements	(9)	(18)
Other income	(22)	(20)

Trading costs	1,376	1,439

Research & Asset Management
Operating costs**	339	324
Impairments & amortisation of business combination intangibles	(4)	(3)
Fair value movements	(2)	(3)
Other income	(5)	(4)

Trading costs	328	314

Enterprise
Operating costs**	371	362
Restructuring charges	—	(1)
Impairments & amortisation of business combination intangibles	(3)	(3)
Fair value movements	(2)	(3)
Other income	(6)	(5)

Trading costs	360	350

Media
Operating costs**	160	159
Impairments & amortisation of business combination intangibles	—	(1)
Fair value movements	(1)	(1)
Other income	(3)	(2)

Trading costs	156	155

*	As discussed in note 11 on page 18, 2006 comparatives have been restated to decrease operating costs by £37 million in Sales & Trading, to increase operating costs by £9 million in Research & Asset Management, to increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.

**	Operating costs also include £45 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating costs are £2,355 million.

4) RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT BY DIVISION (UNAUDITED)

	Year ended 31 December
	2007	2006*
	£m	£m

Sales & Trading
Operating profit**	206	182
Exclude:
Investment income	(1)	—
Restructuring charges	—	12
Impairments & amortisation of business combination intangibles	33	17
Profit on disposal of subsidiaries	(2)	(3)
Fair value movements	7	14

Trading profit	243	222

Research & Asset Management
Operating profit / (loss)**	29	(15)
Exclude:
Impairments & amortisation of business combination intangibles	4	3
Fair value movements	2	2

Trading profit / (loss)	35	(10)

Enterprise
Operating profit**	87	75
Exclude:
Restructuring charges	—	1
Impairments & amortisation of business combination intangibles	3	3
Profit on disposal of subsidiaries	(1)	—
Fair value movements	2	2

Trading profit	91	81

Media
Operating profit**	15	14
Exclude:
Impairments & amortisation of business combination intangibles	—	1
Profit on disposal of subsidiaries	—	(1)
Fair value movements	1	1

Trading profit	16	15

*	As discussed in note 11 on page 18, 2006 comparatives have been restated to decrease recoveries revenues by £80 million, increase other product revenues by £51 million and decrease operating costs by £37 million in Sales & Trading, to increase other product revenue by £6 million and increase operating costs by £9 million in Research & Asset Management, to increase other product revenue by £23 million and increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.

**	Operating profit also includes £45 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating profit is £292 million.

5) RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN BY DIVISION (UNAUDITED)

	Year ended 31 December
	2007	2006*
	%	%

Sales & Trading
Operating margin**	13%	11%
Exclude:
Impairments & amortisation of business combination intangibles	2%	1%
Fair value movements	—	1%

Trading margin	15%	13%

Research & Asset Management
Operating margin**	8%	(5%)
Exclude:
Impairments & amortisation of business combination intangibles	1%	1%
Fair value movements	1%	1%

Trading margin	10%	(3%)

Enterprise
Operating margin**	19%	18%
Exclude:
Impairments & amortisation of business combination intangibles	1%	—
Fair value movements	—	1%

Trading margin	20%	19%

Media
Operating margin**	9%	8%
Exclude:
Fair value movements	—	1%

Trading margin	9%	9%

*	As discussed in note 11 on page 18, 2006 comparatives have been restated to decrease recoveries revenues by £80 million, increase other product revenues by £51 million and decrease operating costs by £37 million in Sales & Trading, to increase other product revenue by £6 million and increase operating costs by £9 million in Research & Asset Management, to increase other product revenue by £23 million and increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.

**	Operating margin also includes £45 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating margin is 11.2%.

6) RECONCILIATION OF NON-GAAP BASIC EPS FROM CONTINUING OPERATIONS TO BASIC EPS (UNAUDITED)

	Year ended 31 December
	2007	2006
	pence	pence

Basic EPS from continuing operations	17.3	22.6
Exclude:
Impairments & amortisation of business combination intangibles	3.3	1.8
Investment Income	(0.1)	—
Profit on disposals	(2.0)	(6.3)
Fair value movements	0.9	1.5
Thomson deal-related costs	3.6	—
Adjustment to tax charge for tax effects of excluded items and change in corporation tax rate	—	(2.5)

Basic EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs, related taxation effects and change in corporation tax rate	23.0	17.1

7) RECONCILIATION OF NON-GAAP PROFIT BEFORE TAXATION TO PROFIT BEFORE TAXATION (UNAUDITED)

	Year ended 31 December
	2007	2006
	£m	£m

Profit before taxation from continuing operations	273	313
Exclude:
Impairments & amortisation of business combination intangibles	40	24
Investment Income	(1)	—
Profit on disposals	(24)	(80)
Fair value movements	12	19
Thomson deal-related costs	45	—

Profit before tax before impairments & amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements (Adjusted profit before tax)	345	276

8) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY DIVISION BY TYPE — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	% change versus year ended 31 December 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Recurring	2%	(5%)	—	(3%)
Usage	19%	(10%)	—	9%
Outright	(4%)	(5%)	—	(9%)

Sales & Trading	3%	(5%)	—	(2%)

Recurring	25%	(6%)	1%	20%
Usage	4%	(7%)	—	(3%)
Outright	(25%)	(5%)	—	(30%)

Research & Asset Management	25%	(6%)	1%	20%

Recurring	11%	(6%)	—	5%
Outright	2%	(2%)	2%	2%

Enterprise	10%	(6%)	1%	5%

Recurring	6%	(5%)	—	1%
Usage	6%	(7%)	—	(1%)

Media	6%	(5%)	—	1%

Recurring	7%	(6%)	—	1%
Usage	15%	(9%)	—	6%
Outright	1%	(3%)	3%	1%

Total revenue	7%	(5%)	—	2%

9) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY DIVISION BY PRODUCT FAMILY — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	% change versus year ended 31 December 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Reuters Xtra	10%	(6%)	—	4%
Reuters Trader	(20%)	(4%)	—	(24%)
Recoveries	10%	(5%)	—	5%

Sales & Trading	3%	(5%)	—	(2%)

IB & IM	34%	(4%)	—	30%
Reuters Wealth Manager	11%	(7%)	1%	5%

Research & Asset Management	25%	(6%)	1%	20%

Reuters Enterprise Information	18%	(6%)	—	12%
Reuters Information Management	(15%)	(5%)	1%	(19%)
Reuters Trade and Risk Management	14%	(5%)	1%	10%

Enterprise	10%	(6%)	1%	5%

Agency Services	5%	(5%)	—	—
Consumer Media	15%	(9%)	—	6%

Media	6%	(5%)	—	1%

Total revenue	7%	(5%)	—	2%

10) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY GEOGRAPHY — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	% change versus year ended 31 December 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Europe, Middle East & Africa	6%	(3%)	—	3%
Americas	7%	(8%)	—	(1%)
Asia	9%	(9%)	—	—

Total revenue	7%	(5%)	—	2%

11) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

	% change versus three months ended 30 September 2007
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Period end accesses
3000 Xtra	3%	—	—	3%
Dealing	1%	—	—	1%
Other Xtra	5%	—	—	5%

Reuters Xtra	2%	—	—	2%
Reuters Trader	(6%)	—	—	(6%)
Reuters Knowledge	4%	—	—	4%
Reuters Wealth Manager	—	—	—	-

Total period end accesses	—	—	—	-

Access driven revenue
Total access driven revenue	1%	2%	—	3%
Other recurring revenue	5%	2%	—	7%

Recurring revenue	3%	1%	—	4%

Average revenue per access
Total average revenue per access	1%	2%	—	3%

12) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

	% change versus three months ended 31 December 2006
			Impact of
	Underlying	Impact of	acquisitions	Actual
	change	currency	& disposals	change

Period end accesses
3000 Xtra	11%	—	—	11%
Dealing	2%	—	—	2%
Other Xtra	51%	—	—	51%

Reuters Xtra	10%	—	—	10%
Reuters Trader	(23%)	—	—	(23%)
Reuters Knowledge	22%	—	—	22%
Reuters Wealth Manager	(5%)	—	—	(5%)

Total period end accesses	(3%)	—	—	(3%)

Access driven revenue
Total access driven revenue	3%	(2%)	—	1%
Other recurring revenue	13%	(3%)	—	10%

Recurring revenue	8%	(3%)	—	5%

Average revenue per access
Total average revenue per access	9%	(3%)	—	6%

13) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — TRADING COSTS BY DIVISION — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	% change versus year ended 31 December 2006
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	change	currency	& disposals	change

Sales & Trading	—	(4%)	—	(4%)
Research & Asset Management	10%	(6%)	1%	5%
Enterprise	7%	(5%)	1%	3%
Media	4%	(4%)	—	—

Total trading costs	3%	(5%)	—	(2%)

14) RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — TRADING PROFIT BY DIVISION — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	% change versus year ended 31 December 2006
			Impact of
	Underlying	Impact of	Acquisitions	Actual
	change	currency	& disposals	change

Sales & Trading	28%	(18%)	(1%)	9%
Research & Asset Management	—	—	—	—
Enterprise	21%	(10%)	—	11%
Media	35%	(25%)	—	10%

Total trading profit	43%	(18%)	—	25%

15) COMPONENTS OF NET DEBT AT 31 DECEMBER 2007 (UNAUDITED)

	As at 31 December
	2007	2006
	£m	£m

Cash and cash equivalents	251	129
Bank overdrafts	(9)	(24)

	242	105
Short-term deposits	3	198
Borrowings (excluding bank overdrafts)	(622)	(636)

Net debt	(377)	(333)

16) RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year ended 31 December
	2007	2006
	£m	£m

Increase / (decrease) in cash and cash equivalents	137	(532)
Cash (inflow) / outflow from movement in short-term deposits	(195)	196
Cash outflow / (inflow) from movement in borrowings	66	(270)
Exchange (losses) / gains on short-term deposits and borrowings	(50)	7

	(42)	(599)
Fair value movements	7	17
Other non cash movements	(9)	(4)

Movement in net debt	(44)	(586)
Opening net (debt) / funds	(333)	253

Closing net debt	(377)	(333)

17) RECONCILIATION OF CASH GENERATED FROM OPERATIONS TO FREE CASH FLOW AND TRADING CASH FLOW (UNAUDITED)

	Year ended 31 December
	2007	2006
	£m	£m

Cash generated from operations	534	311
Interest received	67	42
Interest paid	(99)	(61)
Tax paid	(26)	(34)
Purchases of property, plant and equipment	(116)	(122)
Proceeds from sale of property, plant and equipment	19	5
Purchases of intangible assets	(109)	(106)
Thomson deal-related costs	21	—
Special pensions funding payment	4	187
Dividends received	3	3

Free cash flow	298	225
Interest received	(67)	(42)
Interest paid	99	61
Tax paid	26	34
Restructuring	11	52
Other	(14)	13

Trading cash flow	353	343

Cash conversion*	92%	111%

*	Cash conversion = trading cash flow / trading profit

FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
•	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

•	the approval of the proposed Transaction by Reuters shareholders;

•	the ability to fulfil certain conditions to which the Transaction is subject;

•	the effect of regulatory conditions imposed by regulatory authorities;

•	the reaction of Thomson’s and Reuters customers, employees and suppliers;

•	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

•	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts reporting activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006 as well as “Risk Factors” in the Reuters combined shareholder circular, scheme document and prospectus of Thomson Reuters PLC (together “the Circular”). Copies of the Annual Report and Form 20-F and the Circular are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.
Ends

Preliminary results Tom Glocer - CEO David Grigson - CFO Devin Wenig - COO Preliminary results March 2008 1

Forward-looking statements This presentation includes certain forward-looking statements relating to Reuters within the meaning of the United States Private Securities Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2006 under the heading 'Risk Factors' and in Reuters Interim Results press release dated 6 March 2008 under the heading 'Forward-looking statements' Copies of the Annual Report and Form 20-F 2006 and Interim Results press release are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements Preliminary results March 2008 2

Definitions "Reuters Group" refers to Reuters Group PLC and its subsidiary undertakings. Use of non-GAAP measures To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS measures ('non-GAAP measures'). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results. 1. Underlying currency results Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results) and sometimes in underlying currency terms as well. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters operating results on a like-for-like basis between periods. Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity. 2. Exclusion of restructuring charges Reuters results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward programme) and acquisition integration charges. Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company's property portfolio. Fast Forward was a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged. The impact of Fast Forward restructuring is now only seen in the non-GAAP cash flow measures. The Fast Forward programme was cen trally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit, cash flow and margin measures. Acquisition integration costs are one-off charges associated with transaction activity that do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods. Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges and acquisition integration costs, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business. 3. Thomson deal-related costs During 2007, Reuters has incurred certain charges in relation to the Thomson deal announced on 15 May 2007. These include third party advisor and legal fees. As Thomson's acquisition of Reuters will not be accounted for as an acquisition in Reuters financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which were either capitalised as a cost of acquisition or charged to profits on disposal (which were recognised outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures). Given their once-off nature and dissimilarity to previous transaction-related costs, Thomson deal-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods. 4. Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit/(losses) from disposals, and fair value movement and Thomson deal-related costs For certain cost, profit, cash flow, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, fair value movements and Thomson deal-related costs. The adjusted measures are referred to as 'Trading Profit', 'Trading Costs', 'Trading Margin' and 'Trading Cash Flow'. The rationale for isolating restructuring charges and Thomson deal-related costs is explained above. Preliminary results March 2008 3

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit / (losses) from disposals Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments. Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community. Amortisation and impairment charges in respect of software and development intangibles are included within operating and trading costs. Fair value movements Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement). Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately fro m the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community. The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage the Group's exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, bu siness division operating performance is managed against targets which exclude these factors. Tax and adjusted EPS To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items. Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, investment income, disposal profits / (losses), Thomson deal-related costs and related tax effects. On 12 March 2007 the UK Government announced a reduction in the corporation tax rate from 30% to 28%, effective 1 April 2008. This should lead to a slight fall in the overall Reuters effective tax rate in future years. However in 2007 Reuters is required to write down the existing UK deferred tax assets (pension contributions, tax losses etc) from 30% to 28%. The effect of this is a £6 million charge in the Income Statement. This charge, together with the effect of other countries' rate changes, has be en excluded from the calculation of Adjusted EPS on the grounds that it is a once-off event, outside the normal course of business. Dividend policy Presenting earnings before the impact of restructuring charges, Thomson deal-related costs, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangib les, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements, profits / (losses) on disposals and Thomson deal-related costs. Preliminary results March 2008 4

5. Free cash flow Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements. 6. Net funds/debt Net funds / (debt) represents cash and cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position. Preliminary results March 2008 5

Tom Glocer 2007 results Tom Glocer - CEO Preliminary results March 2008 6

Tom Glocer Headlines Strong year of sales & installations Underlying revenue growth of 7% First quarter 2008 growth expected to be around 9% Core Plus exceeding expectations Underlying trading profit growth of 43% Trading margin of 14.8% Adjusted EPS of 23p, up 35% Preliminary results March 2008 7

Tom Glocer

REUTERS

Preliminary results March 2008 8 REUTERS

Tom Glocer Preliminary results March 2008 8

David Grigson Financial highlights David Grigson - CFO Preliminary results March 2008 9

David Grigson Trading performance Underlying £m 2007 2006 Growth Recurring 2,394 2,363 7% Usage 139 132 15% Outright 72 71 1% Total revenue 2,605 2,566 7% Trading costs (2,220) (2,258) 3% Trading profit 385 308 43% Actual Rate Changes Recurring 1% Usage 6% Outright 1% Total revenue 2% Trading costs (2%) Trading profit 25% Underlying recurring revenue growth Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Preliminary results March 2008 10

David Grigson

Trading profit movements

£308m
2006
£25m
Core growth
£89m
New Core Plus growth
(£37m)
Currency & acquisitions
£385m
2007
REUTERS

• Core

• Core Plus

Preliminary results March 2008 11 REUTERS

David Grigson Trading profit movements £89m (£37m) £385m Currency & £25m acquisitions £308m New Core Core Plus growth growth 2006 2007 Core £m Core revenue growth (excluding recoveries) 80 Core Cost Growth (excluding recoveries) (55) Net impact of recoveries - Core Growth 25 Core Plus £m Core Plus revenue growth 63 Core Plus savings 50 New investment (24) Impact of Core Plus 89 Preliminary results March 2008 11

David Grigson Adjusted EPS Actual £m 2007 2006 Change Trading profit 385 308 25% Restructuring - (13) -Associates and joint ventures (6) (4) 18% Interest (34) (15) -Adjusted PBT 345 276 25% Adjusted tax charge (60) (54) 11% Adjusted earnings 285 222 29% Weighted average number of shares 1,239m 1,297m (4%) Adjusted EPS 23.0p 17.1p 35% Preliminary results March 2008 12

David Grigson

Reuters adjusted EPS

Excluding Instinet

Pence
25
20
15
10
5
0
CAGR 23%
2001
2002
2003
2004
2005
2006
2007
REUTERS

Preliminary results March 2008 13 REUTERS

David Grigson Reuters adjusted EPS Excluding Instinet nce Pence CAGR 23% Preliminary results March 2008 13

David Grigson Statutory profit Operating profit of £292m, up 14% After inclusion of £45m Thomson deal-related charges Profit before tax down 13% Profit of £76m from disposal of Factiva in 2006 Profit for the year down 26% and Basic EPS down 22% Reflects prior year disposal gains Preliminary results March 2008 14

David Grigson

Trading cash flow

£m	2007	2006	Movement
Trading profit	**385**	**308**	**77**
Capital investment	(225)	(228)	3
Depreciation & amortisation & impairments	138	117	21
Working capital	4	111	(107)
Share scheme charges	34	30	4
Property, fixed asset disposals & other movements	17	5	12
Trading cash flow	**353**	**343**	**10**
Cash conversion (rolling 12 month basis)	92%	111%	
Cash conversion (rolling 2 year average)	100%	93%	

REUTERS

- **Free Cash flow**

Preliminary results March 2008 15 REUTERS

David Grigson Trading cash flow £m 2007 2006 Movement Trading profit 385 308 77 Capital investment (225) (228) 3 Depreciation & amortisation 138 117 21 & impairments Working capital 4 111 (107) Share scheme charges 34 30 4 Property, fixed asset disposals & 17 5 12 other movements Trading cash flow 353 343 10 Cash conversion 92% 111% (rolling 12 month basis) Cash conversion 100% 93% (rolling 2 year average) Free Cash flow £m 2007 2006 Movement Trading cash flow 353 343 10 Restructuring (11) (52) 41 Tax (26) (34) 8 Net finance costs (32) (19) (13) Other 14 (13) 27 Free Cash Flow 298 225 73 Preliminary results March 2008 15

David Grigson

Capital investment
(including capitalised product development)

£228m
£225m
New product development
Transformation
Service
Maintenance
2006
2007

Preliminary results March 2008 16 REUTERS

David Grigson Capital investment (including capitalised product development) £228m £225m Preliminary results March 2008 16

David Grigson

Returning cash to shareholders

£m
Buyback
Dividend
£661m
£363m
£321m
£140m
2004
2005
2006
2007

REUTERS

- **Returning cash to shareholders**

Preliminary results March 2008 17 REUTERS

David Grigson Returning cash to shareholders £m £661m £363m £321m £140m Returning cash to shareholders 2004 2005 2006 2007 Total Dividend 140 140 134 147 561 Buyback - 223 527 174 924 Preliminary results March 2008 17

David Grigson

REUTERS

Preliminary results March 2008 18 REUTERS

David Grigson Preliminary results March 2008 18

Devin Wenig Business update Devin Wenig - COO Preliminary results March 2008 19

Devin Wenig Sales & Trading Underlying £m 2007 Change Revenue 1,619 3% Trading profit 243 28% Trading margin 15% Key Drivers Strength of FX franchise reflected in usage revenue growth Margin enhancement driven by cost control and Core Plus benefits Expansion of transaction capabilities across asset classes and exploit opportunities in emerging markets Reduction of cost and complexity Underlying Revenue by product 2007 change Xtra family 1,042 10% Trader family 279 (20%) Recoveries 298 10% 1,619 3% C&E ETI FX Fixed income Preliminary results March 2008 20

Devin Wenig Research & Asset Management Underlying £m 2007 Change Revenue 363 25% Trading profit 35 -Trading margin 10% Key Drivers Strong sales of Reuters Knowledge and demand for feeds Move to profitability driven by top line growth Core Plus growth from high value content and functionality enhancements Underlying Revenue by Sub-Segment 2007 change Investment Banking, Investment Management & Corporates 229 34% Wealth Management 134 11% 363 25% Preliminary results March 2008 21

Devin Wenig Enterprise Underlying £m 2007 Change Revenue 451 10% Trading profit 91 21% Trading margin 20% Key Drivers Growth driven by Enterprise Information and demand for Risk products Continued margin improvement from operating leverage and Core Plus Respond to customer demand for increased business automation, transparent pricing and sophisticated risk management Underlying Revenue by Sub-Segment 2007 change Enterprise Information & Messaging 271 18% Trade and Risk Management 102 14% Information Management Systems 78 (15%) 451 10% Preliminary results March 2008 22

Devin Wenig Media Underlying £m 2007 Change Revenue 172 6% Trading profit 16 35% Trading margin 9% Key Drivers Revenue growth acceleration in second half of year Margin stable reflecting continued investment in marketing, technology and people Underlying Revenue by Sub-Segment 2007 change Agency Services 142 5% Consumer Services 30 15% 172 6% Preliminary results March 2008 23

Devin Wenig Revenue by geography 2007 revenue growth (underlying) Americas 7% EMEA 6% Asia 9% 24

Devin Wenig 2001-2002: "The Perfect Storm" FX market contraction post Euro Equity market collapse Headcount boom and bust Lacklustre Commodity & Energy markets Preliminary results March 2008 25

Devin Wenig

FX market strength

Global foreign exchange market turnover

$billion
2007

Source: BIS

Market share (rolling 3 month average)

34%
32%

Source: WMBA

Preliminary results March 2008 26

Devin Wenig FX market strength Global foreign exchange market turnover Market share (rolling 3 month average) $billion Source: BIS Source: WMBA Preliminary results March 2008 26

Devin Wenig

Markets fragmenting, volumes rising

Daily transaction volumes
(rolling 3 month average)

'000s
LSE average daily trades
(rolling 3 month average)
700
600
500
400
300
200
100
0
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05
Jan-06
May-06
Sep-06
Jan-07
May-07
Sep-07
Jan-08

Source: LSE

Increase in algorithmic trading

30%
25%
20%
15%
10%
5%
0%
% of all equity trading
CAGR: 13%
2003
2004
2005
2006
2007
2008
Growth rate
Sell-side 7%
Traditional buy-side 28%
Hedge fund 11%

Source: Celent

Preliminary results March 2008 27

Devin Wenig Markets fragmenting, volumes rising Daily transaction volumes Increase in algorithmic trading (rolling 3 month average) '000s CAGR: 13% Jan-08 Growth rate 7% 28% 11% Source: LSE Source: LSE Source: Celent * Source: Celent Preliminary results March 2008 27

Devin Wenig

Emerging markets, C&E buoyant

Crude Oil ($US)
Emerging Market Relative to the World ($US, RHS)
110
100
90
80
70
60
50
40
30
20
10
300
280
260
240
220
200
180
160
140
120
100
2002
2003
2004
2005
2006
2007
2008

Source: CIR

REUTERS

Preliminary results March 2008 28 REUTERS

Devin Wenig Emerging markets, C&E buoyant Source: CIR Preliminary results March 2008 28

Devin Wenig

Close to the customers

Client drivers

- Cutting back in affected areas
- Continuing to invest in growth markets
- Cost consciousness has never gone away

Enterprise agreements

- Two new deals in 2007
- Four significant renewals
- More in progress
- Key attributes:
  - Multi-year contracts
  - Use of Reuters data across client enterprise
  - Allows clients to leverage scale
  - Built in price escalators

REUTERS

Preliminary results March 2008 29 REUTERS

Devin Wenig Close to the customers Client drivers Enterprise agreements Cutting back in affected Two new deals in 2007 areas Four significant renewals Continuing to invest in More in progress growth markets Key attributes: Cost consciousness has Multi-year contracts never gone away Use of Reuters data across client enterprise Allows clients to leverage scale Built in price escalators Preliminary results March 2008 29

Devin Wenig Reuters & Thomson Financial Reuters Thomson Global Europe & Asia North America Broad customer base Sellside Buyside Multi asset class content In depth knowledge + innovative thinking People Quality of content; ease of use; & search capabilities Machines Ultra high speed; consistent data formats Electronic Trading FX Fixed income Preliminary results March 2008 30

Devin Wenig

中华人民共和国
世界人民大团结万岁
我们准备好了
We
Are
Ready
REUTERS

Preliminary results March 2008 31 REUTERS

Devin Wenig Preliminary results March 2008 31

Tom Glocer Outlook Tom Glocer - CEO Preliminary results March 2008 32

Tom Glocer Deal update Regulatory approval received Package of remedies negotiated Cost savings target unaffected Circular mailed Reuters and Thomson EGMs 26 March Thomson Reuters shares commence trading 17 April Preliminary results March 2008 33

Tom Glocer First quarter 2008 outlook Good momentum Strong net sales Core Plus benefit Telerate drag removed Q1 underlying revenue growth expected to be around 9% Preliminary results March 2008 34

Tom Glocer Beyond 2008 Professional information powerhouse Proven track record on cost savings Core Plus and Thomsonplus both ahead of plan Commitment to tight cost control Significant deliverable synergies Business with scale: Combined revenues of $12.5 billion Opportunities for revenue synergies Leading positions in professional markets Strong free cash flow Preliminary results March 2008 35

Tom Glocer Thomson Reuters Merger of two resilient businesses with real momentum Integration opportunities in up or down markets Market leader with excellent organic growth prospects Preliminary results March 2008 36

Tom Glocer

REUTERS

Preliminary results March 2008 37 REUTERS

Tom Glocer Preliminary results March 2008 37

Supplementary Pages

Supplementary pages

REUTERS

Preliminary results March 2008 38 REUTERS

Supplementary Pages Supplementary pages Preliminary results March 2008 38

Supplementary Pages Supplementary Pages This supplementary section provides the following: PAGE INFORMATION 40 Revenue tracker 41 Trading cost movements Core cost growth 42 Movement in net debt 43 Share buyback and dividend 44 Statutory and business performance measures 45 Income statement 46 2007 currency weighting Average exchange rates 47 Additional information 1) Share of associate and joint venture results 48 Non-GAAP to IFRS reconciliations 1) 2007 movement in revenue and trading profit -- underlying to actual reconciliation 49 2) Reconciliation of actual percentage change to underlying change -- revenue by geography 3) Operating costs to trading costs 4) Operating profit to trading profit 5) Reconciliation of adjusted tax charge on continuing operations to reported tax charge on continuing operations 50 6) Reconciliation of PBT/basic EPS from continuing operations to PBT/basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profits from disposals, fair value movements, Thomson deal-related costs and related taxation effects 7) Reconciliation of cash flow a) Analysis of continuing operations net debt b) Reconciliation of opening to closing net debt 51 7) Reconciliation of cash flow (continued) c) Analysis of Reuters working capital d) Analysis of net disposals / acquisitions Preliminary results March 2008 39

Supplementary Pages

Revenue tracker

£2,566m
£107m
Core growth
£63m
New Core Plus
£4m
Acquisitions
(£135m)
Currency
£2,605m
2006
2007
REUTERS

Preliminary results March 2008 40 REUTERS

Supplementary Pages Revenue tracker £63m £4m (£135m) £107m Acquisitions New Core £2,605m £2,566m Plus Currency Core growth 2006 2007 Preliminary results March 2008 40

Supplementary Pages

Trading cost movements

£2,258m
2006
£82m
Core growth
£5m
Acquisitions
£24m
New Core Plus costs
(£50m)
New Core Plus savings
(£99m)
Currency
£2,220m
2007
REUTERS

- **Core cost growth**

Preliminary results March 2008 41 REUTERS

Supplementary Pages Trading cost movements £24m (£50m) £82m £5m (£99m) New Core £2,258m Acquisitions Plus New Core costs Plus Core savings £2,220m growth Currency 2006 2007 Core cost growth £m Inflation 53 Gearing 12 Other core savings (10) Core cost growth ex recoveries 55 Recoveries 27 Core cost growth 82 Preliminary results March 2008 41

Supplementary Pages

Movement in net debt

31 Dec 2006
FCF
Share buyback
Dividend
Other
31 Dec 2007
(£333m)
£298m
(£174m)
(£147m)
(£21m)
(£377m)

REUTERS

- **Other breakdown**

Preliminary results March 2008 42 REUTERS

Supplementary Pages Movement in net debt 31 Dec 31 Dec 2006 2007 Share FCF buyback Dividend (£174m) £298m Other (£333m) (£147m) (£21m) (£377m) Other breakdown £m Thomson costs (21) Pensions (4) Net disposals / acquisitions 6 Proceeds from issue of shares 47 Exchange losses on cash and borrowings (48) Other movements (1) Other (21) Preliminary results March 2008 42

Supplementary Pages Share buy back £1.1 billion bought back since inception of buyback programme in July 2005, at a VWAP of £4.32 £174 million bought back in 2007 £169 million bought back in 2008 Dividend 1st interim dividend of 5p paid in September 2007 2nd interim dividend of 7p to be paid in May 2008 Preliminary results March 2008 43

Supplementary Pages Statutory and business performance measures Actual £m 2007 2006 Change CONTINUING OPERATIONS Operating profit 292 256 14% Profit before taxation 273 313 (13%) Profit for the year from 213 293 (27%) continuing operations DISCONTINUED OPERATIONS Profit for the year from discontinued operations 14 12 11% PROFIT FOR THE YEAR 227 305 (26%) Basic EPS 18.4p 23.6p (22%) Reuters adjusted EPS* 23.0p 17.1p 35% Weighted average number of shares 1,239m 1,297m (4%) *Basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profits on disposals, fair value movements, Thomson deal-related costs and related taxation effects Preliminary results March 2008 44

Supplementary Pages Income statement £m 2007 2006 Revenue 2,605 2,566 Trading costs (2,220) (2,258) Trading profit 385 308 Restructuring costs - (13) Thomson deal-related costs (45) -Impairments and amortisation of business combination intangibles (40) (24) Profit on disposal of subsidiary undertakings and investment income 4 4 Fair value movements (12) (19) Operating profit 292 256 Net finance costs (34) (15) Profit on disposal of joint ventures, associate & available-for -sale financial assets 21 76 Share of post taxation losses from associates & joint ventures (6) (4) Profit before tax 273 313 Taxation (60) (20) Profit for the year from continuing operations 213 293 Profit for the year from discontinued operations 14 12 Profit for the year 227 305 Preliminary results March 2008 45

Supplementary Pages

2007 currency weighting

Revenue

Other
Yen
5%
US Dollar
47%
Sterling
Euro

Trading costs

Other
Yen
2%
US Dollar
Sterling
Euro

REUTERS

- Average Exchange Rates

	Full Year 2007	Full Year 2006
£/$US	2.00	1.83
£/€	1.47	1.47
£/¥	235.29	212.92

Preliminary results March 2008 46 REUTERS

Supplementary Pages 2007 currency weighting Revenue Trading costs Average Exchange Rates Full Year Full Year 2007 2006 £/$US 2.00 1.83 £/€ 1.47 1.47 £/¥ 235.29 212.92 Preliminary results March 2008 46

Supplementary Pages Additional information 1) Share of associate and joint venture results £m 2007 2006 Factiva - 1 FXMS, including start-up costs (7) (7) Other Reuters affiliates 1 2 Total Reuters associate and joint venture losses (6) (4) Preliminary results March 2008 47

Supplementary Pages Non-GAAP to IFRS reconciliations 1) 2007 movement in revenue and trading profit - underlying to actual reconciliation Total Underlying Currency Acqn/Disp Actual Slide Recurring 7% (6%) - 1% 10 Usage 15% (9%) - 6% 10 Outright 1% (3%) 3% 1% 10 Total revenue 7% (5%) - 2% 10 Trading costs 3% (5%) - (2%) 10 Trading profit 43% (18%) - 25% 10 Sales & Trading Underlying Currency Acqn/Disp Actual Slide Total revenue 3% (5%) - (2%) 20 Trading profit 28% (18%) (1%) 9% 20 Research & Asset Management Underlying Currency Acqn/Disp Actual Slide Total revenue 25% (6%) 1% 20% 21 Trading profit - - - - 21 Enterprise Underlying Currency Acqn/Disp Actual Slide Total revenue 10% (6%) 1% 5% 22 Trading profit 21% (10%) - 11% 22 Media Underlying Currency Acqn/Disp Actual Slide Total revenue 6% (5%) - 1% 23 Trading profit 35% (25%) - 10% 23 Preliminary results March 2008 48

Supplementary Pages 2) Reconciliation of actual percentage change to underlying change - revenue by geography Underlying Currency Acqn/Disp Actual Slide Europe, Middle East & Africa 6% (3%) - 3% 24 Americas 7% (8%) - (1%) 24 Asia 9% (9%) - - 24 Total revenue 7% (5%) - 2% 10 3) Operating costs to trading costs £m 2007 2006 Operating costs 2,355 2,351 Restructuring charges - (13) Thomson deal-related costs (45) -Impairments & amortisation of business (40) (24) combination intangibles Fair value movements (14) (25) Other income (36) (31) Trading costs 2,220 2,258 4) Operating profit to trading profit £m 2007 2006 2007 2006 Operating margin / profit 11.2% 10.0% 292 256 Restructuring charges - 0.5% - 13 Thomson deal-related costs 1.7% - 45 -Impairments & amortisation of business 1.6% 0.9% 40 24 combination intangibles Investment income - - (1) -Profit on disposal of subsidiaries (0.1%) (0.1%) (3) (4) Fair value movements 0.4% 0.7% 12 19 Trading margin / profit 14.8% 12.0% 385 308 5) Reconciliation of adjusted tax charge on continuing operations to reported tax charge on continuing operations £m 2007 2006 Adjusted tax charge (60) (54) Tax on fair value movements 2 5 Tax on amortisation of intangibles 7 (1) Tax on disposals (1) (9) Effective change of tax rates (8) -Settlement of tax items - 39 Reported tax charge (60) (20) Preliminary results March 2008 49

Supplementary Pages 6) Reconciliation of PBT/basic EPS from continuing operations to PBT/basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profits from disposals, fair value movements, Thomson deal-related costs and related taxation effects PBT £m EPS pence 2007 2006 2007 2006 PBT / basic EPS from continuing operations 273 313 17.3p 22.6p Impairments and amortisation of business combination 40 24 3.3p 1.8p intangibles Investment income (1) - (0.1p) -Profit on disposals (24) (80) (2.0p) (6.3p) Fair value movements 12 19 0.9p 1.5p Thomson deal-related costs 45 - 3.6p - Profit / basic EPS from continuing operations before taxation, 345 276 23.0p 19.6p impairments & amortisation of business combination intangibles, investment income, profits on disposals and fair value movements and Thomson deal-related costs Adjusted tax charge / Tax effect (60) (54) (0.0p) (2.5p) Adjusted tax rate / Average number of shares 17.4% 19.6% 1,239 1,297 Profit / basic EPS from continuing operations before 285 222 23.0 17.1p impairments & amortisation of business combination intangibles, investment income, profits on disposals, fair value movements, Thomson deal-related costs and related taxation effects 7) Reconciliation of Cash Flow These tables provide a reconciliation of the non-GAAP cash flow measures on slides 15, 16, 42 to the IFRS format of the cash flow shown in the Press Release a) Analysis of continuing operations net debt £m 2007 2006 Cash and cash equivalents 251 129 Bank overdrafts (9) (24) Short-term deposits 3 198 Borrowings (excluding bank overdrafts) (622) (636) Net debt (377) (333) b) Reconciliation of opening to closing net debt £m Opening net debt 1 Jan 2007 (333) Cash movements 6 Foreign exchange movements (48) Fair value movements 7 Other non cash movements (9) Closing net debt 31 Dec 2007 (377) Preliminary results March 2008 50

Supplementary Pages 7) Reconciliation of Cash Flow continued c) Analysis of Reuters working capital £m Decrease in inventories 1 Increase in receivables (12) Increase in payables 75 Decrease in provisions (25) Decrease in pension deficit (26) Less UK pension schemes funding 4 Less restructuring provision 11 Less Thomson payables (24) Working capital 4 d) Analysis of net disposals / acquisitions £m Cash proceeds from disposals 23 Cash inflow relating to prior year disposals 24 Cash outflows relating to prior year disposals (1) Net proceeds from disposals 46 Cash outflows from acquisitions (36) Cash outflows relating to prior year acquisitions (4) Net disposals / acquisitions 6 Preliminary results March 2008 51

REUTERS
2007 Results
Thursday, 6 March 2008

REUTERS
2007 Results
Thursday, 6 March 2008
          Tom Glocer: Let me start today by saying what a special day it is for Reuters and for me personally. This is the last time that we will be presenting Reuters, at least as a stand-alone entity, so we thought we would do it slightly differently today, as you can probably already tell.
     It has not always been that easy for me, getting up in front of you at these presentations but, over the last six or seven years, I have to say that I have come to really enjoy these sessions and, in particular, responding to some of your exacting questions. I have actually learned a good deal from the nature of your questions, as to what you think the important drivers of value in the business really are.
     We thought we would also have a very special welcome for John Clarke of Brewin Dolphin, who is in the front row today. John was at the very first Reuters presentation in 1984, so this is a wonderful book-end appearance. The results that we have issued this morning are a fitting end to at least this chapter in the Reuters story and now, as we begin to move on to the next chapter at Thomson Reuters, I hope you will all stay interested in this story and continue to engage with us here in London, where I certainly plan to continue to spend a considerable amount of time. Let me now give you my own view of what the key achievements were in 2007.
Headlines
     This was really a signature year for Reuters. Despite ambitious targets and turbulent markets, and the potential distractions that can come from an acquisition of this size, I believe Reuters delivered really excellent results. Underlying revenue growth improved to 7%, finishing the year strongly at 7.6% growth in the fourth quarter and heading into even stronger growth of around 9% in Q1 2008. The business itself is strong right across the board, both from a geographic perspective and across the four business divisions.
     The Core Plus programme is now really starting to produce the goods, generating an additional 2.6 percentage points of top line growth and this is the first year in which the Core Plus programme has started to provide meaningful transformation cost savings as well, which along with tight cost control helped us to deliver the 14.8% trading margin, well ahead of what had been our guidance at the beginning of 2007.
     I am particularly pleased that we started to deliver early on cost savings out of Core Plus with £50 million of incremental savings versus the original target of some £20 million, and that has been driven principally by our continuing efforts to simplify the company and the product line. It builds on what is now a track record that Reuters has established for hitting, or even exceeding, our cost saving targets, and I am pleased that it is something that Thomson knows a thing or two about as well. With excellent revenue momentum and really good profit improvement, standalone Reuters is going into this transaction stronger than it has certainly been at any of my time in Reuters as CEO.
     What I thought I might do today in keeping with approaching it from a slightly different perspective is recognise that today is David’s last presentation as Finance Director. Therefore, in addition to just running you through the numbers, we all thought it would be a great opportunity for him to step back a little and give you a more free-ranging review of the transformation that Reuters has undergone during his time in the company. Now that Devin is stepping up from COO role to run the combination of Reuters and Thomson Financial, it is an even better time for him to take you through the divisional results and talk, in particular, about the resilience we are seeing in the business. Why are we doing so well and projecting to continue with a very strong first quarter when all around us it looks like it has been doom and gloom since the summer, so that is the core question today.
     Before I hand over to David, I want to take a couple of moments to thank him personally for his work and achievements during his time at Reuters. Many of his accomplishments are familiar to you such as: slimming down the company in a £1.5 billion divestment programme, which we started almost immediately upon forming this team, taking out close to £1 billion in the annual cost base of Reuters, which at sometimes was quite painful; the establishment of a world-class finance function, some of whose members are here today which is great; the enviable record we created together in terms of free cash flow conversion, and the disciplined use of that cash flow in investments and returning capital to shareholders. These are many and I could have cited other tangible and fittingly numeric expressions of David’s success, and they really are huge achievements in and of themselves.
     However, what everyone has not had the chance to see outside are David’s other achievements, some of which I think of as “the dogs that did not bark”. It is the acquisitions that we did not make because they did not meet our strict criteria, or the internal projects that we killed because they were not hitting targets. I think of things like the introduction of Profitability Insight and MIS to give us a system or a language by which to run the business.
     Lastly, and I believe most importantly, there is the incredible energy, enthusiasm and good cheer that David has brought which inspires all of us. I shall spare David and myself further embarrassment and turn it over to him.
          David Grigson (Finance Director): Thanks Tom very much and good morning everybody, thank you for coming to this the business end of our day. I very much look forward to seeing as many of you as possible later on tonight when we can all let our hair down and celebrate the end of a bit of an era and for you guys the end of a long results season as well, so it should be a really good night.
     Like Tom, I am conscious that today is about closing one chapter of Reuters history but it is also about moving on and it is also about looking to the future. As I run through the 2007 numbers, I want to introduce three themes to show how Reuters recent past can inform the future Thomson Reuters. These are that our business is in substantially better shape than when Tom, Devin and I took the controls. From this year’s performance, we can draw a series of positives to take forward to Thomson Reuters and, finally, it is my belief that the best is yet to come. Bearing these in mind, let me start in traditional fashion with our top level trading numbers.
Trading performance
     As Tom said in his introduction, we had a great 2007 whichever way you look at it, be it revenue growth, trading margin, earnings growth or cash conversion. We delivered underlying revenue growth of 7%, a testament not only to strong markets but to the strength of our business mix. When you dissect our revenue growth into our division and product lines, you see that over 80% of our business delivered double digit growth this year. Only the product lines with legacy migrations under way bucked this trend and, with the Telerate migration now complete, the revenue from these legacy products is becoming increasingly insignificant. The robustness of our business mix bodes well for Thomson Reuters.
     Looking at revenue by type, recurring revenue growth remained strong throughout the year, powered by a healthy volume trend and price increases that yielded 2 percentage points of additional revenue. As you can see from the graph in your booklets underlying revenue growth accelerated to 7.7% in the fourth quarter, showing that the trends remained strong.
     Usage revenues, which include FX, brokerage and TV usage, grew an underlying 15%, with FX brokerage growing 19%. This excellent performance in FX brokerage reflects volatile markets, the incredible strength of our FX franchise and also the development of our product line, with additions such as Prime Brokerage.
     Outright revenues were roughly the same as last year but there was an important shift in the mix with customer demand for trade and risk management software, another area we have been developing and investing in, more than offsetting planned withdrawals from legacy information management systems.
     Trading costs are now growing considerably more slowly than revenue, an underlying 3% versus 7% for revenue, the results of accelerating the returns from our Core Plus cost saving initiatives and tight cost controls everywhere else, all of which delivers trading profit of £385 million at a margin of 14%, an underlying increase of 43%.
Trading profit movements
     If we look in a little more detail at what is driving trading profit, you will see good contributions to profit growth from both the core business and Core Plus. The £25 million core business contribution on the chart is being driven by both revenue growth and tight cost control. Excluding parts of the business which are effectively pass-throughs, like recoveries, this represents a margin of 31% of incremental revenue — a clear demonstration of our ability to drive profit growth from an increasing top line.
     Core Plus contributed £89 million to the improvement in our 2007 trading profits. The period of heavy investment is now complete, revenue momentum is building and cost savings are coming through ahead of plan. We saw £63 million of new revenue this year from Core Plus initiatives, making £95 million in total, and adding 2.6% of revenue growth in the year. It is encouraging to note that our customers are continuing to invest in areas where we are targeting: high value content, particularly on the buy side; new markets, such as India and China; next generation electronic trading initiatives, and new enterprise solutions to promote business automation. These are all areas that we would expect to prove resilient in tougher times.

     As Tom has already said, Core Plus cost savings are coming through faster than we originally anticipated, at £50 million versus our original target for this year of £20 million. This shows that, far from being a distraction, integration planning with Thomson has strengthened our resolve to push through savings as fast as possible.
     Pausing for a moment to look at currency, you will notice that the currency impact in the second half of 2007 was less marked than in the first half. Most major currencies, notably the US dollar — stabilised against Sterling in the second half. Nevertheless, exchange rate movements still reduced full year revenues by £135 million and trading profit by £36 million. One of the benefits of the Thomson Reuters transaction is that the combined entity, which will report in US dollars, will be proportionately less exposed to currency movements than Reuters has been of late.
Adjust EPS
     Moving on down the P&L, it is great to be able to report a 35% increase in adjusted EPS, which rose to 23p.
     Looking beyond the actual 25% increase in trading profit, you see that the effective tax rate was 17% this year. My thanks, once again, to an outstanding tax team, some of whom are here, for constantly finding ways to create sustainable value from Reuters global presence.
Reuters adjusted earnings growth
     Looking at adjusted earnings growth over the last few years, you can see that we have more than delivered the double digit earnings growth target we set out back in 2001. To do so, we have used a variety of levers: cost savings; revenue growth, and share buy backs, to name the most obvious. Looking forward to Thomson Reuters, the proven ability of both management teams to use all the levers at their disposal, and especially at a time when integration offers up even more opportunities, gives me confidence in continued strong earnings performance.
Statutory profit
     I will pause at this point, to give due regard to the key lines in our Statutory Income Statement. Operating profit grew 14% to £292 million and this is after including £45 million of transaction costs relating to the Thomson Reuters deal.
     Profit before tax, profit for the year and basic EPS saw declines, not only because of the deal related costs but also because profits from disposals were lower in 2007 than in 2006, when you will remember that we booked the gain on the sale of our stake in Factiva.

Trading cash flow from continuing operations
     Moving on to cash flow, I am delighted to be able to report that we have exceeded our cash conversion targets. This time last year, I talked about achieving a trading profit into trading cash conversion ratio of about 90% over the two years of 2006 and 2007, which were the step-up years in our investment in Core Plus. It is great to be able to report that cash conversion over the two years averaged 100%.
     Cash conversion has always been a strength of Reuters and a particularly important focus for the Finance function who, once again, have played a vitally important role in the delivery of these results. My thanks to you all for the support you have given me over the years and the significant contribution you have made to Reuters performance.
Capital investment
     Just a little bit more on capex. Here, again, we are well in line with our target, which was to keep 2007 capex at similar levels to 2006. As it turned out, we spent £225 million compared to £228 million in 2006.
     As you can see from the chart, where capex has increased, this has been to invest in transformation projects such as the common platform. This investment may turn out to be our most significant and highest returning yet and the potential for considerable margin uplift in the longer term is only increased by the additional scale benefits of the enlarged Thomson Reuters.
Returning cash to shareholders
     As you have seen, Reuters is naturally cash-generative and, over the past few years, we have developed an excellent record of returning cash to shareholders. As you can see from the chart, we have returned £1.5 billion since 2004 — about a third of our then market capitalisation. We intend to start buying back shares again as soon as legally possible and, when we do, we will buy back up to our previously established threshold of 50 million shares and then carry on right through to when the transaction completes on 17 April.
Conclusion
     And so, to conclude. As this is my last results presentation, you will allow me the briefest of retrospectives.
     The Reuters I joined nearly eight years ago was a great company, with a fantastic brand, an amazing franchise and wonderful people, and I am pleased to say that it is all those things still today. But back in 2000, it was also an unnecessarily complex company, strategically confused, structurally unwieldy and fundamentally unmanageable. [Laughter]
     I am pleased to say that, after much Fast Forwarding, Core Plusing and numerous other initiatives that did not get branded publicly, we have managed to turn ourselves around and it has been an amazingly satisfying journey. Reuters today is a straightforwardly focused and purposeful company. We said we were an information company back in 2000 but it took a sweeping programme of disposals and closures to become one.
     Reuters has always attracted great people and today’s leadership team is its strongest ever as demonstrated by Tom’s and Devin’s appointments to Thomson Reuters, and by the fact that 75 of the top 100 leadership positions in Devin’s new team are taken by Reuters folk.
     In the streamlined Reuters of today, we are seeing the investments of recent years really beginning to pay off. Divisional profitability, which we introduced you to in April 2004, was a key turning point. It finally enabled our long-standing goal of moving from managing by geography to managing by global division, and it shone a light through the complexity of a shared cost base. The margin improvement we see in every division, and the great returns we are seeing from our Core Plus investments, are due, in no small part, to giving talented managers the tools they need to manage the business.
     So to me the most satisfying achievement of these last few years has been to turn Reuters into a company where great people can achieve great things, and nothing underpins its future success more than that. We are delivering to Thomson a strong business and strong people, with a strong hand to play over the next few years, and I genuinely believe that the best is yet to come. With that, I hand over to Devin. [applause]
BUSINESS UPDATE
     Devin Wenig (Chief Operating Officer): Now that our CFO has done all that warm and fluffy stuff, let me tell you what is really going on with this business! On a serious note, David, I share all of those sentiments and I add one which is that none of it would have been possible without you, so on behalf of myself and 20,000 people in Reuters, thank you.
Sales & Trading
     I shall take you through both the divisional and the regional performance, and then I shall talk a little about some of the macro drivers of our business. Let us start with Sales and Trading, whose performance was helped by good conditions in main markets which are FX commodities and energy. These two asset classes together account for about 60% of the S&T business. In addition, we saw great progress in credit which is a Core Plus initiative, and it has been a multi-year initiative where we are really gaining traction against our main competitor in that case.
     Offsetting this was the drag from Telerate migrations, which took around 2 percentage points off revenue growth but this effect will drop away in 2008. Sales and trading also saw a very strong contribution from Transactions revenue, up 19% for the year. We continue to expand our capabilities here, building across asset classes and launching new services in markets like shipping, carbon and real estate. We kept costs firmly in control in S&T, continuing to reduce the complexity in the business. This helped drive trading profit up an underlying 28% for the year. This is a significant achievement as we have been investing heavily in a common platform for future growth. This investment will continue through 2008 in advance of a major set of product launches in 2009.
Research & Asset Management
     Research & Asset Management continues to see impressive growth: a 25% increase underlying. Investment Banking, Investment Management and Corporates delivered 34% underlying revenue growth, primarily driven by the sale of content, feeds and the continued success of Reuters Knowledge. Wealth Management grew double digits as well, thanks in part to growth in Lipper funds information and the desire of our clients for datafeeds and online solutions. Of course, this is the division that will be most transformed by the merger with Thomson and will get to real scale in this business. I am really pleased that Research & Asset Management recorded its first full year profit, because, if you recall, we set a double digit margin as a mid-term goal at the beginning of 2007 and we have achieved that in one year. We did that because revenue grew 25% while we held our underlying trading costs to 10%, despite investing in the business — a very impressive performance.
Enterprise

     Enterprise growth also continues to be very strong with double digit increases in both the top and the bottom line. Enterprise Information’s 18% underlying revenue growth continues to be driven by client demand for machine-readable data, and this is a trend that we believe will continue given the market conditions.
     The second important driver of Enterprise was the 14% growth in Trade and Risk Management. Obviously, Risk Management is in demand in this market and much of that growth came out of Germany, eastern Europe, the Gulf and Asia. New products also contributed significantly both to Core Plus and to this division’s results.
Media
     Finally, I shall wrap up with Media which saw a 6% gain for the year but what that masks is that, in the second half of the year, growth was 11% and there were some one-off reasons for that phasing. In our Consumer business, we grew our online audience 17% in the year which resulted in a 15% increase in revenue in our Consumer Media business, which was a strong contributor to both Core Plus and the overall Media results.
Revenue by geography
     Let me take a moment to look at the geographic split of this. All of our regions in 2007 were performing well. In EMEA we are seeing double digit growth in Russia and the Gulf, as well as good performances in France, the UK, Germany, Nordic and Central and Eastern Europe. The Americas grew by a healthy 7%, driven by the Enterprise and Media results that I have spoken about. Growth in Asia continues to improve and now at 9% is our fastest-growing region, largely on the back of our results in China and in India.
2001-2002: “The Perfect Storm”
     Let me now shift away from the divisions and regions specifically just to give you a sense of the macro drivers, and David touched on a few of these. The benefit of our business mix is really coming through strongly right now, I cannot emphasise that enough. If I take you back to 2001-2002 — the good old days — many of you will remember that we were really hit by The Perfect Storm at that period of time. We saw a retrenching FX market on the back of the introduction of the euro, we saw equity markets collapsing after the bursting of the dot.com bubble and significant headcount reductions indiscriminately across our banking clients. We saw flat commodities and energy markets and, while it is really hard to believe now, in 2002 oil was $25 per barrel.

FX market strength
     Right now, of course, the situation could not be more different. FX markets are at their most volatile and robust in a decade. Spot market volumes have more than doubled over ‘01-’07 and volumes transacted on our systems grew by 52% in the fourth quarter alone year on year. I just cannot stress enough the strength of our FX franchise right now. The total FX market, of course, is a $3 trillion per day market and it is our news, our transaction systems, our data that really make this market run.
Markets fragmenting, volumes rising
     Although equity markets have been suppressed, volumes have been very high thanks to volatility and the continued rise of algorithmic trading. It contributed to a growth in our equity transactions volume of 17% in 2007 as we continue to transition our equities desktop business into an equities desktop and transactions business. The rise of electronic trading continues apace, helping drive that demand that I spoke about, from machine readable data and algorithmic trading.
     Finally, commodities and energy is obviously hot, with oil now at $100 a barrel and gold at record highs. This is a segment of the market where Reuters is particularly strong and we are investing to grow our lead. In 2007, we added about 3,300 new accesses in commodities and energy alone.
Emerging markets, C&E buoyant
     I will wrap up with emerging markets, which of course, have always been a traditional Reuters strength. Emerging markets were strong in 2007, continued to be strong in 2008, on the back of rising wealth and emerging middle class and an increased transaction volume. The point is that this is not just riding the wave of a cyclical shift in our markets. Our improved performance is a direct result of deliberately pointing our business at areas that are growing. That is what we said when we launched the Core Plus programme and now we are seeing those benefits coming through very strongly.
Close to the customers
     I do not want to give the impression that we are unaware of the events that are occurring with many of our clients. We are in constant communication with them, from the CEO to the trading desk. Our customers’ response today to the write downs has been surgical. They have cut back substantially in affected businesses, but they are continuing to invest in the growth businesses, many of which I have mentioned already. Cost consciousness has never gone away. It is there today; it has always been there. That is where we are trying to help them with tools like our Enterprise Licence Agreements. We have made significant renewals of four Enterprise Licence Agreements in 2007 and we signed two new ones in 2007; we see several new ones again in 2008.
     To give a sense of what these agreements are like, it is best to understand them from our customers’ perspective. The problem many of our major clients have is that they have dozens of data and software suppliers. We tell them to take our tools and our data right through their enterprises, to rationalise their spend and to simplify their businesses, just like we have simplified ours. Of course, we charge for it, but it benefits clients, both on cost and by reducing complexity. We currently have Enterprise Licence Agreements in place with some of our largest clients, including Citigroup, HSBC and Goldman Sachs. These multi year contracts provide for a floor as well as agreed revenue escalation. For larger and more sophisticated clients, it is very good for them and very good for us.
Reuters and Thomson Financial
     Finally, I want to give you a sense of progress with the merger and the combination of Thomson Financial and Reuters in particular. We have been able to conduct a very thorough planning process, covering key areas of products, technology, employees, targeted cost savings. We are making really good progress. Of course, we will get back to you in May with the phasing of the cost savings but I am glad to say that this is a relatively straightforward process. Where there are areas of direct overlap, such as data or real estate, we will make progress very quickly; we will get cost savings and achieve them quickly. Obviously, savings in areas like technology and product will take longer, but we know how to do this. We have expertise from other deals that we have done and have a very good handle on how those cost savings will end up being achieved in those areas as well.
     More interesting and more exciting is the revenue opportunity and we see from day 1 revenue synergies flowing from this merger. Just to give you a few practical examples: we expect to have Reuters News available to Thomson Financial clients on day 1, or some of the excellent Thomson Financial data assets, like Thomson street events, available to Reuters’ clients on day 1. We also intend to make things like our collaboration tools, messaging and collaboration software available to the trade ware transaction base of clients. So we have made a lot of progress and we are expecting this to be a revenue and growth driven merger and to get started on that really early.

     In summary, Reuters is in great shape. Our business mix is providing us with really good momentum, helped by investments we made under Core Plus and we are excited about the pending merger with Thomson Financial.
     With that, I will stop and turn it back to Tom.
          Tom Glocer: It feels like Chinese New Year here today! Thanks, Devin. Before I go with my presentation, I wanted to highlight three areas of the business where Devin has been instrumental in making Reuters a completely different company from the one that this team of ours took over six or seven years ago.
     First, as you all know, through the great majority of Reuters’ history, we have been run on geographic lines and effectively, this was a combination of fiefdoms, whose priorities were not always cost efficiency or global customer service. These have now really been transformed into the divisional structure under Devin, through which we operate the business today and it has given my colleagues and me the opportunity to pursue a single global vision, clear priorities and economic scale. Secondly, Devin has really taken the lead in simplifying the product range and delivering new and improved products, amongst other things by leveraging the divisional structure, to introduce greater customer involvement in product development and shortening the feedback loop from customer to delivered product.
     Thirdly, Devin has helped transform the competitiveness of Reuters. It is perhaps easy to forget that it was really only five years ago that many in this room today were convinced that a certain competitor would destroy our few remaining strongholds — FX Transaction Services and Real Time Data Feeds. As both Devin and David have been saying, in 2007, we saw record volumes flow through our revamped trading systems, including novelties like FX Prime Brokerage, and an 18% growth in our Enterprise Information Datafeed business. We have made the transition from when Patrick here could write the famous terminal or cyclical note, to tonight, we can celebrate as it’s the party invitation, which is great.
Deal update
     I will turn now to an update on the Thomson/Reuters combination. You will all have seen that on 19 February we received our regulatory clearances from the EC and the Department of Justice, for the deal to proceed and, although the result itself was never guaranteed, we had done a lot of work beforehand to understand the regulatory risk before we announced the deal. We are very happy with the resulting agreement with the competition authorities. The agreed remedies, which are in fact selling copies of four databases, is well within the original strategy and the economics for the deal, including in terms of synergy capture. Completing the sales of those copies of databases is not a precondition for us to complete our overall transaction, but I am confident that the process itself will be completed in the next couple of months with us actually completing the sales of those database copies. With regulatory approval obtained, we can now move ahead to bring this new company to life. Last week, you probably saw that we mailed a massive offering circular to shareholders — I am glad you have not all decided to lug it here today and grill us on all 545 pages of it. That was really driven by the requirements on both sides of the Atlantic as to what the content would be, and the fact that we had to print and mail rather than distributing electronically. Once you have all finished doing bicep curls with this incredible tome I hope you will recycle it, as we are.
     On 26 March, we will hold EGMs, both for Reuters and for Thomson and then we expect to complete the transaction on 17 April, when Thomson Reuters shares will begin trading in London, in New York and in Toronto. Until that date, however, we will continue to run Reuters as a stand-alone entity, so I thought I would now give you a little more information about how we see the first quarter panning out for us. I think — or I hope — this should you give you a high degree of comfort on our outlook for the remainder of the year, even though we will not be providing specific guidance on full-year 2008 until the first quarter release for the new Thomson Reuters, which will be on 1 May.
First quarter 2008 outlook
     There are really four factors which underpin our 2008 first quarter guidance. First, for stand-alone Reuters, we expect revenues from Core Plus initiatives to continue to accelerate in 2008, helping us to expand our business in the critical areas where are customers continue to invest. Second, we experienced very strong sales through 2007 and that has continued in both January and February this year. Those of you who know our business model know that recurring net sales are the best lead indicator for our revenues.
     Third, we are benefiting from the price increases that came into effect at the beginning of the year. Our customers have continued to support our policy of raising prices only in line with inflation. Last of all, as Devin mentioned in the context of

Sales and Trading, Telerate cancellations, which were a 2% drag on S&T results and a 1% drag on overall group results, fall away in 2008.
     Putting this all together, we are confident that Reuters business really is in very good shape. We expect around 9% underlying revenue growth in the first quarter, with good prospects for the remainder of the year: 9% underlying growth, which seemed unimaginable four or five years ago, is the fastest quarterly growth rate that any of the three of us has seen in our time here.
     I am mindful, of course, that our markets continue to be very volatile. Many of our customers are under pressure and this is why we are working with them in areas that really support their business priorities, such as trusted pricing services for hard-to-value securities, risk management systems, trading services and enterprise data feeds that really help facilitate business automation. So we have good visibility over a high proportion of our 2008 growth. The entry rate coming into the year was strong and our momentum remains strong right now.
     The real question then is, what lies ahead? Most of you have probably already moved on and are thinking about what 2009 holds. You understand both the lag effect and the subscription model in our business. Certainly, if the media are to be believed — and I guess that we are part of that media, though more restrained — the outlook would seem to be one of absolutely unrelenting gloom. However, we do not see that yet in either our revenues or in our sales and sales pipeline. While our performance has remained robust right through February, if we see a slackening as we go into the year, we certainly know what to do about it.
     We are managing the business prudently and not laying on costs or headcount. We stayed tight on costs all the way through 2007, with underlying costs only rising 3%, and that is in a year where classically the Reuters I knew, if it was growing 7%-plus, would be laying on costs and not worrying about it too much. We were cautious about them throughout last year and our budget for 2008 remains a prudent one. If at some point we need to do more, it is very fortuitous that we have an integration process in place, because it provides an excellent framework for cost reduction and, if need be, the ability to turn up the dial somewhat.
     I am also pleased that we began to deliver cost savings early under our Core Plus programme. Thomson, as you will have seen, also brought forward some of its Thomsonplus savings: combined, this just gives me even greater confidence that we will be able to achieve the $500 million of synergy savings when we combine the two companies.

Beyond 2008
     So now the question is, what about beyond that? We are then on to the exciting prospects for the combined Thomson Reuters. As Devin has said earlier, we have done this deal because of the growth prospects and the growth platform, and not because we are able to finance the deal out of cost savings. The combination is an information powerhouse, serving the needs of professionals wherever and whenever they need that critical information and the business support tools to do their jobs. It really is ‘must have’ content and services.
     The company, Thomson Reuters, will have great scale and so the combined 2007 revenues would have been $12.5 billion, and it is a 90%-plus digital business with leading positions in financial services, legal, healthcare, scientific, tax and accounting and, as Devin said, energy and commodities markets as well. I think we will be ideally suited to be able to innovate at some of the cross-over points because all of our jobs have become much more complex. It is no longer enough to have just five years of P&L and balance sheet data and basic real-time pricing. You need to generate alpha, you need to get insight, and some of that comes from the real cross-over points. This could include providing clinical trial data from Thomson Scientific for investors in front of a Reuters screen, or the latest bankruptcy court decisions for the distressed debt trader, we have a real opportunity, and it does not just go one way into the finance market. Increasingly, M&A lawyers like I used to be, really need financial information and information about their clients and we will have the ability to deliver that into the great West franchise.
Thomson Reuters
     Thomson Reuters will also be able to share technology that is applicable in each of these markets because the customers do in fact have quite similar needs. Professionals are looking not only for great in depth content in their particular vertical but search tools, things like alerting applications and news. You can add to that the opportunities that exist to internationalise greatly the Thomson businesses via Reuters’ global presence, global brand, and when you start looking at that together, we really have the opportunity to deliver meaningful revenue synergies at attractive margins.
     This is only a slight peak ahead — I do not want to steal the thunder from when we do this once the two companies are together. The ten months since announcing the deal itself, I am even more convinced of the long range strategic logic and shareholder value here. To summarise a bit: our recurring revenue has real momentum at present. We are going to deliver meaningful integration and other self help savings, irrespective of the market turbulence, and the powerful digital platform that we are bringing together, by putting these two companies together, can drive growth for many years to come.
     With that, I would like to thank you all for coming, investing in and believing in Reuters, and I know that I will have done my job well if you stay with us in the combined firm.
     Thanks and we can open up for questions.
Question and Answer Session
          Polo Tang (UBS): I have a few different questions. You are highlighting how the business is different from before, in terms of 2001/2002, but could you maybe talk about the operational gearing of the company. Has that changed from before? Because last time you indicated that operational gearing on incremental revenues was about 80%. Is it different nowadays?
     The second question is on Core Plus because if you look at revenues and cost savings, you are aiming for £150 million of new revenues, £150 million of cost savings. Given that you have done so well in 2007, can you top that £150 million? Can you give us some colour on that?
     The final question is on FXMarketSpace: can you give us an update in terms of how that is doing?
          David Grigson: Fundamentally, gearing has not really changed particularly. The basic fact is that we have far greater visibility through the connections between revenue and cost, so when it comes to making adjustments to the business, to take account of a different top line environment, we are far better equipped to do that today than we have been previously. Clearly, back then, there were huge buckets of costs that we just went after, both before Fast Forward and then in Fast Forward — not necessarily always perfectly connected to where revenues were coming out. Those were mostly quite easy stuff to go for. There is more variability in our cost base around the investments we are making and clearly, it is one of those areas where you can accelerate or slow down entirely, depending on whether you think our customers have an appetite for those products and for those markets, or not. The business as a whole, using the tools that we have given it, is far better equipped to turn the dial off or on, all the way up and down the P&Ls. Therefore the operational gearing is more manageable in some respects, but no less material in the context of opportunity to offset any revenue issues that we might have.
          Devin Wenig: Core Plus: I guess the question is really about how far the programme goes and whether there is anything in addition. I am thinking about it slightly differently as we go forward. We will deliver the £150 and then of course, on top of that now we have $500 million of net synergy savings from the merger. The way at least I am thinking about Reuters and Thomson Financial is to get beyond programme savings and get to a target growth and margin range. The short answer right now is, no, you should not assume there are any additional savings but in part, that will depend on where the growth rate is and where the target margin rate is. Obviously, we have talked about a target margin range for Reuters stand alone in the past — 17 to 20% — and there should be scale benefits to putting these two businesses together, but it is somewhat premature right now. But I want to get out of the programme mentality of savings and get into running the business for the optimal growth and margin range, which should be better than either Reuters or Thomson alone, because of the scale benefits.
          Tom Glocer: On FX MS, the thing to say is that nothing has changed dramatically. We are doing something very innovative. We continue to believe that we have got a better mousetrap for how to trade FX on a centrally cleared basis. The venture is a little behind plan, though not dramatically so. We remain really committed, in part because we have a long history at Reuters of seeing how long it takes markets to adopt new ways to trade. Instinet took a good couple of years; the original Reuters Monitor Dealing had a fairly slow uptake; then when they go, they really go.
     Probably the other thing about it is that the real risk for our franchise — and maybe this is a bit of a snapshot of how we approach the whole area of innovation — would have been to stay only with the old and let somebody else go off and try to do exchange traded FX. We are really nicely hedged, positioned, with participation in conversational dealing market, matching dealing, the information terminals, one to many systems, the RET franchise and now the Exchange Centrally Cleared model. As you have seen, we have done incredibly well, because the FX market has essentially told us it is not rushing yet to the exchange model. That may still come but the important thing is that wherever it goes, we plan to be there with a big basket under it, to collect the profits.

          Colin Tennant (Lehman Brothers): Just going back to the Q1 guidance and the 9%, which was obviously a very strong number, could you give us any idea of across the markets and functions, and I guess in the same vein on the net sales line, are you seeing some markets like Fixed Income where you would expect that to be weaker or stronger. Can you give us an idea of how that is panning out?
     Secondly, on the synergy revenues: will you be in a position at some point to give us an idea or quantify what might be out there, or, from the answer to your last question, will it part of the overall target as we go through this year?
          Devin Wenig: The trends early in the year, and we have two months under our belt, very much back up the things that I was saying in the presentation. January and February were two of the best months we have ever had in our history in the FX franchise; commodities and energies continues to perform well, emerging markets early in the year has continued to perform very well. Obviously, there are some areas that are slower. Ironically, fixed income is not one of them, we are doing pretty well in fixed income because of credit. The early response to some of the issues around mark-downs has been the need for independent pricing data. We came to market about a year ago with a credit pricing suite including News data and all of our traditional tools, and we have seen great uptake of that. Therefore, credit and fixed income has been an opportunity for us right now. Equities desktops has been relatively slower than those areas, and there have been a few others that have been relatively slower but the New Year has absolutely seen the trends that we talked about for 2007 continue for us and, in some cases, grow even stronger.
     On the revenue side, that will be up to Tom and Bob Daleo about how they want to set those goals and targets for the combined company. From my perspective, I shall track internally revenue synergies that we can achieve from the combined company but I am not fundamentally managing the business that way. I really believe that this is about a target growth in margin range for the company when we get beyond programme after programme after programme, and a contributor to that will be cost savings and revenue uplift. However, it is not the fundamental way in which I think about it. I think about it as far as where will we be against competitors and against our shareholders’ expectations on revenue growth and on margin.

          Jonathan Helliwell (Cazenove): I am again trying to get a little comfort on this surprise acceleration to 9%. You are seeing good stuff in terms of net sales, can you talk about whether you are seeing a higher rate of cancellations but it is offset by an even greater acceleration of gross sales — can you walk us through that? Secondly, if a large US investment bank laid some people off, say, in January this year, just walk us through when you would see that in sales — I guess it is pretty obvious — and when you would see it in revenues: how would it feed through in terms of your contracts so that we can get a sense of the lag that is or is not in there? Lastly, how do you incentivise your sales people to sell particularly during the stub period of this year: is there a danger you have accidentally over-incentivised them to push a load of things out the door before April?
          Tom Glocer: I shall start with the last point. I do not believe so. If you look at our sales commission plans across the world or management bonus plans, they have been properly focused on driving growth but you can see in terms of our cost performance last year that neither commission costs spiked up hugely, or compensation costs. For years, Reuters was arguably under-geared to push performance in good periods.
     Your question on what happens to the trader who gets fired in January is a complex one in the sense that I can give you an easy answer. If that person is trading at a firm that signed a multi-year Enterprise agreement, nothing happens to the Reuters revenue through, let us say, the next couple of years. Devin mentioned some of the places, including Citi and HSBC, that have had large write-downs where we do have Enterprise agreements in effect. The interesting thing is that we are still seeing appetite for them because the big firms are realising that there is an opportunity to save through rationalisation. However, let us assume for a second that it is not an Enterprise customer. You will have one to two-year contracts, and you are more like to have that especially where it is the terminal business. The part of our business where there is greater flexibility as far as cancellation tends to be in our datafeed business which is very resilient.
     The last thing I would say about the whole area before turning over to Devin for a comment on the gross sales versus cancels mix, is that we do not have a perfect crystal ball on the second half of 2008 or 2009. From some of the conversations I have had with customers, the reason why they are not doing indiscriminate layoffs across the board is that they still think the second half of the year might not be bad. I am hearing from some of the biggest firms that the first quarter might be our worst quarter. We have the sort of relationships now with our customers and are positioned in such a way that, were we heading into a period as bad as 2002/’03 was, I would expect to see some traces of that. David made reference to how bad our December 2002 was and I have gone back to look at November, October, September which were painful months too. That is not to say this could not come if the world is going to end but we do not see that and we do not see even the breadcrumbs that would lead to that trail.
          Devin Wenig: To this point, we have seen an accelerating addition of new sales and we have not seen any meaningful pick-up in cancellations, nothing unusual, nothing off the trend from the past.
          John Clarke (Brewin Dolphin): It is good to see that you beat your estimates then just as you beat your estimates in 1984, and I would have thought that 19% forex growth must certainly be something that Glen Renfrew will be congratulating you on from his grave even though then he had the inestimable advantage of launching the Reuter Monitor Dealings service, and you still have 6% of your revenue from Media, which is slightly more than that in 1984 but still there. We were all telling you to sell it for most of the past 20-odd years and it is good to see that you still have it!
     Anyway that was then, this is now. Looking to the future, I was going to ask you — and I do not know whether I am allowed to ask a question on this. Mergers have often been difficult to bring into effect, or may have disappointed in the early phase because of IT integration difficulties. How is that proceeding?
          Tom Glocer: I will let Devin comment on some more specific product platforms. There are two great challenges. One is the soft cultural issues, where there is just an absolute mismatch and people do not consciously recognise that, acknowledge it, and do something about it. One of the benefits of having had a longer regulatory review is that there has been much more time for the sort of proforma management group, which has been functioning as a steering committee for the integration, to get a level of trust and a pattern of working together, which we have been doing all through the year. There will undoubtedly be areas — we are different companies but, so far, culturally, I think it is working out quite well.
     For me, that is an interesting bridge into the IT area where Reuters has come a very long way from having big problems doing the big IT projects, to the point now where things like the Core Plus programmes and the common platform are really well managed in teams under Devin. Thomson is particularly good at large scale IT.

Mike Wilens, who will run Technology but also Strategy and Innovation, is one of the most original thinkers in the way you apply technology for business benefit. I actually see all the challenges but I think this will be one of the core strengths of the combined company, once we get over the initial hump of how you pull out Oracle, or how do you put in SAP, which is a real example.
     Devin, would you like to comment on the products?
          Devin Wenig: This is the right question because this is an area of particular complexity and we have some hard issues, but I will just point out a few things.
     First, the state of technology has moved on to the point where there are some things which may have been challenging years ago but which are not today. An example is that Thomson Financial, in particular, is a very web services oriented company. It does not solve everything, but it helps. Some of the things that I talk about, in terms of availability on day one, would not have been possible 10 years ago but they are possible today because we are really talking about integrating pretty standard web feeds. I do not want to make this too simple, but it is simpler than it has been historically.
     There are other areas where it is not that simple. The one lesson that I have is that, in those areas, you make your big decisions quickly and you implement them quickly. For product platforms, one of the reasons we were successful with the Telerate acquisition is that there were two complex pieces of software — the Reuters Desktop and the Telerate Desktop and, rather than try to pick our way through the best of this and the best of that, we just decided to choose one and we implemented one. You can take a lesson from that, as the way we will approach this.
          Giasone Salati (CSFB): [Via webcast] Going back to the 9% revenue growth in Q1, Giasone is interested in the breakdown between revenues coming from Core Plus and from the core business.
          David Grigson: I will very quickly answer that. Obviously, we saw Core Plus accelerate in terms of its contribution, quarter-to-quarter through 2007 and we would expect to see that again into the early part of 2008 and throughout. This is partly because, as we have been saying, an awful lot of those initiatives are aimed at areas where our customers are investing, continuing to invest, and will continue to do so in tough times. It would not surprise me if Core Plus contributed a good one-third of that — about 3% of the growth in that first quarter — and then accelerated further from there.
          Miriam McKay: Let us take one more question from the webcast. Do you expect capex to remain at the current level for the first half of 2008?
          Tom Glocer: Yes.
          David Grigson: Yes.
          Simon Baker (CSFB): I have three questions. The first is in terms of the ‘signature year’ that has become a signature 15 months. Can you give us a little more in terms of the run rate of the cost savings, £30 million over-delivery in 2007: what does this mean for 08 from Core Plus? If we are at least keeping the £150 million where it is, what can we say about bringing that forward a little bit, as a consequence?
     Secondly, on the 1 May presentation, we appreciate that it will perhaps be a little more margin targeted within the business of Thomson Reuters, going forward, but will we have some sort of information in terms of the revenue synergies that will be kicking in from day one? Could we have something there?
     Thirdly, I have just a quick question on price increases from the beginning of this year. What do they go up by?
          Tom Glocer: Price increases: I will start at the end, because it is always easier for me. I would say that we are doing a little better, even, that we have done in previous years — so 2%-plus. I believe it is particularly good in an environment where, both because of what is going on in the markets, and everybody knew that we were in a long regulatory review, if somebody was really going to have a problem with price increases, then the natural time to come and have a discussion is when the regulators are looking at you carefully, about what your pricing policy is. Here, we are benefiting, because we do not price-gouge. We never just turn up the heat when and if we can. We have been really co-operative with our customers, and they have turned around and supported us strongly through the regulatory process.
     As for revenue synergies, we will have more examples for you. I cannot promise you that we will actually give you a figure but we understand that what is most in our interests is to help you get a good picture of what 2009 will look like. To that end, we are trying not only to give you a single figure for 2008, but also a comparison proforma back to 2007, so that you can see the momentum in the business.
          David Grigson: On Core Plus savings, it is not for me to project exactly what Devin and his team will be able to do. Suffice it to say that we anticipated that we would see a further acceleration this year in our own stand-alone budget process. Clearly, it gets amalgamated in with the integration effort and ThomsonPlus, and Devin and his teams have been working very hard to think about how to maximise the overall benefit from all those activities, to deliver the best possible result, as early as possible. That is the stuff they are going to come back with on 1 May, so that will probably be the best time to talk about it.
     Let us shoot at this side of the table — Paul, at the back.
          Paul Gooden (ABN Amro): First of all, is there any evidence yet of revenue dis-synergies, where perhaps you sat down with customers and they have said, ‘We have got a Reuters bill and a Thomson bill. One plus one doesn’t equal two’? Or examples of where clients have said that for business contingency purposes they have had to drop either a Reuters or a Thomson product?
     The second question is, if we do go into a downturn, I seem to recall last time around there were agreements with customers and you said, ‘We’re not going to force our customers to take our product because that’s not good long term relationship management’. Are you saying that this time round, if we were to end up in a similar situation, Reuters would just be more hardnosed about it?
          Tom Glocer: Are you asking that question for Fred? I’ll take the latter one and give the other to Devin.
     The answer is the best relationships are ones where you do not pull the contract out and wave it in your customer’s face. The issue is not whether we would not sit down and have a conversation. Often the issue is you find other ways to reach the goal and the thing we are always focused on is, how we can reduce the overall total cost of ownership, whether that is taking market share from another competitor, whether that is reducing the telecommunications or maintenance cost. So even during, say, a period of relative weakness for Reuters, in the 2001/2003 period, people respect the contracts and nobody says, ‘I know I owe you 100 but I am only paying you 50’. It just has not happened, nor do I expect that it would.

          Devin Wenig: On revenue, there will be some dis-synergies. It is imprudent not to assume that in any large merger like this. I have not seen any specific evidence of cases of that now and I just point out that the issue of back up, or someone using both Thomson and Reuters as sort of replacements for each other is a lot less than we probably thought even when we announced the merger. The businesses really are complementary. Thomson’s business is in a lot of places where Reuters is not. That does not mean that that does not exist anywhere, but it is significantly less than, say in a case like Telerate where we have said that often, Telerate and Reuters were used by some people as interchangeable services — much less so. The Venn diagrams overlap much less when it comes to Thomson.
     Having said that, any time you are going to swap our technology, any time you are going to make some big heavy lifting that we will do, there will be some revenue dis-synergies and we have said that. When we announced the $500 million, we said that was a net number, net of about $150 million of revenue dis-synergies. At this point, that number seems as good as any and at the right point no doubt we will update it but there is no update to that now; it still seems reasonable.
          Mark Braley (Deutsche Bank): Devin, you referred to some investment in 2008, ahead of a series of major product launches in 2009. As I understand it, the path at the moment is Xtra 5 gets rolled out this year and we do not really notice that as users and then Xtra 6 is the great leap forward. Is that correct? More broadly, when you talk about major product launches in 2009, can you roughly state how much of the terminals’ revenue base that will be impacting, so we understand the degree of change risk?
          Devin Wenig: You are right about everything other than Xtra 6. It will not be called that. The Xtra franchise is doing its last lap now and we are going to retire it, along with other great Reuters’ brands like 2000 and 3000 and we will probably go with something else. But it will be the most significant product launch in 2009 that this company has had in a long period of time, probably decades, and it will impact a majority of the terminal base. Not immediately, obviously something of that scale takes time to roll out. But it is not just the premium desktop — call it ‘Son of Xtra’ — it will also be all of our mid tier products. Basically all of our desktop products over time will be impacted and it will be significant. In many ways, it is the next model year after 2000 and 3000 Xtra. The next model year is 2009 and it will be a big event for us.

          Tom Glocer: I would just add that we were incredibly excited about the prospect of changing our game off the common platform with a user experience that was going to be much better, just stand alone Reuters. But having all of the Thomson content, expertise and scale in the US, it is a really exciting event for us. It is different from a migration from 2000 to 3000. This is something where the user base currently — the billion pounds or so of revenue that is on Xtra 5, or will be — is very solid and on a great product. This is the sort of move up where there are pricing implications, market share implications and that might come at a very handy time in 2009.
          Devin Wenig: As I said, it won’t impact every single one of our customers right away. It will be out there, it will be available, but we will be prudent in the way it rolls out to our customer base.
          Gareth Thomas (Collins Stewart): Just going back to Jonathan’s question and your answer about the lag effect on the multi Enterprise contracts, can you give any idea of the proportion of your accesses that are within those sorts of contracts, as opposed to ones that are not? Secondly, aside from that lag effect, if there is a downturn, can you give any feel on recurring revenues if they are likely to be any less correlated to financial services’ headcount reductions?
          Tom Glocer: I was trying to do the mental arithmetic quickly on Enterprise. You may have the number —
          David Grigson: It is a little less than 10%, about 8%, of our total revenue, and it is not just the accesses but across the board, obviously. And the second question?
          Gareth Thomas: Sorry, just the correlation of recurring revenues with financial services headcount reductions: is there any reason that, aside from the timing or the lag effect, you will be any less correlated than in the last downturn?
          Tom Glocer: There are a couple of reasons. One is a very purposeful reorientation of the firm towards machine to machine, the Enterprise story, and transaction revenues. Number 2 is exactly where we are, peak to trough, in the headcount reduction, if you want to compare what has happened in the last six months versus three or four years ago. There are also interesting stats that we look at on the percentage of people who have two accesses, for example they have Reuters and Bloomberg today versus before and there are fewer overlapping services. So there are a number of reasons why we feel that, yes, taken to the extreme, reducing heads will affect — call it the half of our business which is terminal-based, but it is likely to be a softer landing than it has been before. An easy way to see that is to look at our terminal numbers over the last three years: they have been flat to slightly down, while revenues accelerated up, and that is a function of the Enterprise story and transactions.
          David Grigson: I think we are done but, before we are, there is one big thank-you still to make which is to the other person on the platform here who is taking a bow today. To my left is Miriam McKay, with whom you have all become familiar and come to know as well as we have. We shall reserve the big thank-you and send-off until tonight so no big dramatic ceremony now. I thought it would be great if we could give her a big round of applause for being the best IR professional. [applause]
          Miriam McKay: May I just say that in thanking me, you thank the whole of the Reuters IR team so to the guys behind the scenes, thank you. You are in great hands with Frank in New York and Chris here in London. Thank you all.
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